Grupo PRISA

To: **Mr. Paul Dudek**

Office of International Corporate Finance
Securities Exchange Comission

No. Fax: 1-202-942.96.24

From: **Mr. Miguel Satrústegui**

Promotora de Informaciones, S.A.

No. Fax: 91.330.10.70

Date: 17/09/03

No. of pages (including this one): - 96 -

Re: Promotora de Informaciones, S.A. (File No. 82-5213)
Information Pursuant to Rule 12g3-2(b)

Dear Sir,

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed the following documentation:

A. Notification of a press release, dated July 17, 2003, regarding the intention expressed by Grupo PRISA to reorientate its investments in Bolivia once it has resolved its dispute with Grupo Garafulic. The notification (in Spanish) is attached as Item 1. An English language press release is attached as Item 2. The English version of the press release was not filed with the CNMV.

B. Notice of significant event (*Comunicación de hecho relevante*), dated July, 23, 2003, regarding the first semi- annual report of the year 2003. The *Comunicación de hecho relevante* (in Spanish) is attached as Item 3. An English language press release regarding the subject matter of the *Comunicación de hecho relevante* is attached as Item 4. The English version of the press release was not filed with the CNMV.

C. Notice of significant event (*Comunicación de hecho relevante*), dated July, 30, 2003, regarding a press release published by the subsidiaries of Prisa in Bolivia. The *Comunicación*

dlw 9/22

de hecho relevante (in Spanish) is attached as Item 5. No English translations, versions or summaries of this document has been prepared.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this company is subject to the Exchange Act.

Should you have any questions, please do not hesitate to contact the undersigned at 34-91. 330.10.00, in Madrid, (Spain), calle Gran Vía, 32, 6ª.

Very truly yours,

Miguel Satrústegui
General Secretary

Enclosures

Grupo PRISA

a la atención de las secciones de Economia y Comunicación

NOTA DE PRENSA

El Grupo PRISA reorientará sus inversiones en Bolivia

El **Grupo PRISA** tiene intención de reorientar sus inversiones en Bolivia una vez se resuelvan favorablemente los contenciosos que mantiene con Grupo Garáfulic acerca del principal consorcio de comunicación de ese país. En una subasta notarial celebrada ayer en Madrid, el Grupo Garáfulic perdió la propiedad de su participación en el principal periódico de Bolivia, el diario *La Razón*.

Las inversiones del **Grupo PRISA** en Bolivia se remontan al año 2000, cuando por invitación de don Raúl Garáfulic, se tomaron participaciones en las sociedades propietarias de una serie de medios de prensa (el principal de los cuales es el diario *La Razón*), una cadena de televisión (ATB) y un portal de Internet. El importe de la inversión ascendió a diez millones de dólares, de los cuales tres se abonaron a la familia Garáfulic y otros siete a las compañías en concepto de aportación de capital.

En los contratos firmados en su día, el Grupo Garáfulic garantizó a **PRISA** una rentabilidad mínima anual del 10% de su inversión y reconoció un derecho de salida consistente en la obligación de Garáfulic, en supuestos de bloqueo de las sociedades compartidas, de comprar las acciones de **PRISA** por un precio no inferior a la inversión más los intereses por el tiempo transcurrido desde que fue realizada.

Apoyo financiero
A fin de facilitar la financiación de las sociedades compartidas, **PRISA** afianzó, en el año 2001, tres préstamos concedidos a las mismas por el Banco de Sabadell por un importe agregado de once millones quinientos mil dólares. Como contragarantía por el valor del 50% de dicha deuda bancaria, que correspondía al Grupo Garáfulic, éste pignoró a favor de **PRISA** el 23% de las acciones del *holding* de prensa y el 34% de las acciones del *holding* de televisión.

Departamento de Comunicación:
Gran Via, 32, 6ª - 28013 Madrid
Tel. : (34) 91 330 1079
Fax: (34) 91 330 1038
http://www.prisa.es

PRISA obtiene la gestión
Hasta marzo de 2002, la gestión de las sociedades compartidas estuvo a cargo de Grupo Garáfulic y los ejercicios 2000 y 2001 se cerraron con importantes pérdidas. Ante la gravedad de la situación, a partir del ejercicio 2002 **PRISA** se hizo cargo de la gestión, renunciando a su derecho a recibir la rentabilidad mínima garantizada del 10% de su inversión. En la misma fecha, ambos socios aportaron un millón de dólares cada uno en concepto de capital.

Pasivos ocultos
Al hacerse cargo de la gestión, **PRISA** descubrió la existencia de importantes pasivos ocultos, el principal de los cuales consistía en la desviación de fondos (por cuantía superior a dos millones ciento cincuenta mil dólares) destinados a pagar un crédito con el Citibank (garantizado con la hipoteca de la rotativa de *La Razón*) y que fueron sin embargo entregados a una sociedad patrimonial de la familia Garáfulic, sin consentimiento de **PRISA.**

Nuevo pacto y demanda
Ante la imposibilidad de resolver la situación creada por el bloqueo del funcionamiento de las sociedades, **PRISA** comunicó el ejercicio de su derecho de salida en Octubre de 2002 y, en diciembre de ese año, suscribió un nuevo acuerdo con Grupo Garáfulic en el que éste reconocía el ejercicio de ese derecho y se comprometía a ofrecer, antes del 15 de enero de 2003, un plan que recogiera las condiciones de la salida de **PRISA**. Ambos socios acordaron realizar una capitalización de sus créditos contra las sociedades compartidas y aportar medio millón de dólares cada uno en concepto de capital.

Pese a haber firmado dicho pacto, el Grupo Garáfulic no cumplió sus obligaciones y, tras varios requerimientos, **PRISA** no tuvo otro remedio que interponer una demanda ante la Corte Internacional de Arbitraje de la Cámara de Comercio Internacional de Paris.

El pasado mes de junio, **PRISA** pagó a Banco de Sabadell -a requerimiento de la entidad bancaria y por el incumplimiento de las sociedades bolivianas- más de nueve millones y medio de dólares y puso en marcha el procedimiento de ejecución de la prenda sobre las acciones de Grupo Garáfulic, que han sido adjudicadas notarialmente, en el día de hoy, a Don Luis Gutiérrez Blanco, profesional que ha centrado su actividad en el campo de la auditoría y las finanzas.

El Grupo **PRISA**, a pesar de las numerosas e injustificadas iniciativas obstruccionistas que Grupo Garáfulic está planteando ante las autoridades administrativas y judiciales bolivianas, confía en poder asegurar la viabilidad de las sociedades, al amparo del Convenio de Protección Recíproca de Inversiones suscrito entre la República de Bolivia y el Reino de España.

Madrid, 16 de julio de 2003

Departamento de Comunicación:
Gran Vía, 32, 6ª - 28013 Madrid
Tel. : 34 - 913 301 000
Fax: 34 - 913 301 038/7
http://www.prisa.es

07-17-2003

Yesterday, Grupo PRISA announced its intention to reorientate its investments in Bolivia once it has resolved its dispute with Grupo Garáfulic regarding the country's main communications consortium. In a notarial auction held last Tuesday in Madrid, Garáfulic lost the ownership of its shareholdings in *La Razón*, Bolivia's main newspaper.

PRISA's investments in Bolivia date back to the year 2000, when, upon the invitation of Raúl Garáfulic, it took shareholdings in certain press companies (including *La Razón*), television stations (ATB) and an Internet portal. The investment totalled 10 million dollars, three of which were paid to the Garáfulic family and seven to the companies, by way of capital contribution.

In the contracts signed at the time, Garáfulic guaranteed PRISA a minimum annual profit of 10% on its investment and accepted a let-out clause which, in the event of the shared companies being blocked, would oblige Garáfulic to buy the PRISA shares for a price no lower than the investment made, plus interest for the time that had passed since the initial operation.

In 2001, in order to facilitate the financing of the shared companies, PRISA guaranteed three loans, for a total of 11.5 million dollars, which were granted to the former by Banco de Sabadell. As a counter-guarantee for 50% of the aforesaid bank debt, which corresponded to Garáfulic, the latter pledged 23% of the press holding company shares and 34% of the television holding company capital to PRISA.

Considerable losses
Until March 2002, Garáfulic was responsible for the management of the shared companies and the financial years 2000 and 2001 closed with considerable losses. Given the gravity of the situation, PRISA took charge of their management in 2002. It then discovered the existence of hidden liabilities, including the diversion of funds (over 2,150,000 dollars) destined to pay a Citibank credit which were, however, given to a company belonging to the Garáfulic family, without the consent of PRISA.
In October 2002, given the impossibility of resolving the situation created by the blocking of the companies' operations, PRISA notified that it was exercising its rights according to the let-out clause. In December of the same year, it signed a new agreement with Grupo Garáfulic in which the latter recognised the exercise of these rights and undertook to provide a plan which would specify the exit conditions for PRISA by 15th January 2003.

Despite having signed this agreement, Grupo Garáfulic did not fulfil its obligations and after several summons, PRISA brought this lawsuit before the International Arbitration Court of the International Chamber of Commerce of Paris. PRISA paid Banco de Sabadell over 9.5 million dollars and began the process of executing the pledge made on the Grupo Garáfulic shares, which have been allocated to Luis Gutiérrez Blanco.

Referencia de Seguridad | GENERAL | VERSION 3.2.1

INFORMACION SEMESTRAL CORRESPONDIENTE AL:

SEMESTRE 1 **AÑO** 2003

I. DATOS IDENTIFICATIVOS DEL EMISOR

Denominación Social:

PROMOTORA DE INFORMACIONES, S.A.

Domicilio Social:

C/GRAN VÍA, 32, 6ª PLANTA

C.I.F.

A-28297059

Personas que asumen la responsabilidad de esta información, cargos que ocupan e identificación de los poderes o facultades en virtud de los cuales ostentan la representación de la sociedad:

JUAN LUIS CEBRIÁN ECHARRI, CONSEJERO DELEGADO DEL GRUPO PRISA.
ESCRITURA 2387/99 DE 5 DE JULIO DE 1999.

Firma:

CONTENIDO INFORMACION SEMESTRAL
(marcar con una X en caso afirmativo)

			Individual	Consolidado
I.	Datos Identificativos del Emisor	0010	X	
II.	Variación del Grupo Consolidado	0020		X
III.	Bases de Presentación y Normas de Valoración	0030	X	X
IV.	Balance de Situación	0040	X	X
V.	Cuenta de Pérdidas y Ganancias	0050	X	X
VI.	Distribución por Actividad del Importe Neto de la Cifra de Negocio	0060	X	X
VII.	Número de Personas Empleadas	0070	X	X
VIII.	Evolución de los Negocios	0080	X	X
IX.	Dividendos Distribuidos	0090	X	
X.	Hechos Significativos	0100	X	X
XI.	Anexo Explicativo Hechos Significativos	0110	X	X
XII.	Informe Especial de los Auditores	0120		

II. VARIACION DE LAS SOCIEDADES QUE FORMAN EL GRUPO CONSOLIDADO (19)

VARIACIONES DEL PERÍMETRO DE CONSOLIDACIÓN

Unidad de negocio de Televisiones locales

- TV Local Eivissa,S.L. Con fecha 12 de febrero de 2003, Productora Audiovisual de Mallorca,S.A. adquiere el 90% de dicha sociedad. La participación indirecta de Prisa en TV Local Eivissa asciende al 77,27%. Se consolida por integración global.

- Canal 4 Navarra Digital, S.A. En febrero de 2003, esta sociedad, participada indirectamente en un 43,86% por Prisa, pasa a consolidarse por integración global.

- Productora de Televisión de Salamanca,S.A. Con fecha 28 de febrero de 2003, Promotora de Emisoras de Televisión, S.A. adquiere un 14% de Productora de Televisión de Salamanca, incrementando por ello su participación en dicha sociedad hasta el 39%. La participación indirecta de Prisa en Productora de Televisión de Salamanca asciende al 33,54%. Se consolida por puesta en equivalencia.

- Productora Asturiana de Televisión, S.A. En marzo de 2003, Promotora de Emisoras de Televisión, S.A. disminuye su porcentaje de participación en dicha sociedad del 66,52% al 48,99%. La participación indirecta de Prisa en Productora Asturiana de Televisión asciende al 42,13%. Se consolida por puesta en equivalencia.

- Productora de Comunicación de Toledo, S.A. En junio de 2003, Promotora de Emisoras de Televisión, S.A. incrementa su participación en la sociedad mencionada del 51% al 58,77%. Prisa participa indirectamente con un 50,54%. Se consolida por integración global.

- Productora de Televisión de Almería, S.A. Promotora de Emisoras de Televisión, S.A. disminuye su participación en dicha sociedad del 39% al 29%. La participación efectiva de Prisa en Productora de Televisión de Almería es del 24,94%. Se consolida por puesta en equivalencia.

- Sociedad Canaria de Televisión Regional, S.A. Con fecha de 30 de junio de 2003, Promoción de Actividades Audiovisuales en Canarias, S.A, vende a Promotora de Emisoras de Televisión, S.A su participación en Sociedad Canaria de Televisión Regional. La participación indirecta de Prisa pasa del 40% al 34,40%. Pasa de consolidarse por puesta en equivalencia a hacerlo por integración proporcional.

Unidad de negocio Prisa

- Iberbanda, S.A. con fecha 29 de enero de 2003, PROMOTORA DE INFORMACIONES, S.A. comunicó el aumento de su participación en el capital social de IBERBANDA, S.A. de un 18,62% hasta un 24,23%, como consecuencia de la suscripción parcial de una ampliación de capital y de la utilización de un derecho de opción de compra sobre acciones de la compañía en régimen de autocartera. El porcentaje efectivo de Prisa en Iberbanda asciende al 25,97%. Se consolida por puesta en equivalencia.

Unidad de negocio de Distribución

- Distrimedios, S.A. En enero de 2003, Redprensa, S.A disminuye su participación en el capital social de Distrimedios, S.A. y como resultado, la participación indirecta de Prisa en Distrimedios disminuye del 31,5% al 29%. Se consolida por puesta en equivalencia.

II. VARIACION DE LAS SOCIEDADES QUE FORMAN EL GRUPO CONSOLIDADO (19)

Unidad de negocio de Radio

- Algarra, S.A. Promotora de Emisoras, S.L vende a Unión Radio, S.L el 100% de Algarra, S.A. Como consecuencia, la participación indirecta de Prisa en dicha sociedad asciende al 80%. Se consolida por integración global.

- Onda la Finojosa, S.A. Con fecha de 28 de marzo de 2003 Algarra,S.A adquiere el 100% del capital de dicha sociedad. Prisa participa indirectamente en Onda la Finojosa con un 80%. Se consolida por integración global.

Unidad de negocio Medios Internacional

- GLP Colombia. Con fecha 11 de abril de 2003 se constituye la sociedad GLP Colombia, participada al 99,99% por Prisa División Internacional. Prisa participa indirectamente en GLP Colombia con un 100%. Se consolida por integración global.

- Promotora Mexicana de Revistas S. de R.L. de C.V. En mayo de 2003 se constituye esta sociedad, participada al 99,99% por Prisa División Internacional, S.L. La participación de Prisa asciende al 100%. Se consolidará por integración global.

Unidad de negocio Prisacom

- Santillana en Red, S.L. En mayo de 2003 se constituye esta sociedad, participada al 50% por Prisacom, S.A y al 50% restante por Grupo Santillana de Ediciones, S.L. La participación indirecta de Prisa en Santillana en Red asciende al 100%. Se consolida por integración global.

Unidad de negocio de Ocio y Entretenimiento

- El Diablo Distribución, S.L. Gran Vía Musical de Ediciones, S.L, incrementa su participación en la mencionada sociedad al 91,41%. La participación indirecta de Prisa en El Diablo Dsitribución asciende al 91,41%. Se consolida por integración global.

- Eurotropical de Producciones Discográficas S.L. Con fecha 1 de abril de 2003, Gran Vía Musical de Ediciones, S.L adquiere un 30% adicional de dicha sociedad, hasta el 100%. Prisa participa indirectamente con un 100% en Eurotropical de Producciones, S.L. Se consolida por integración global.

II. VARIACION DE LAS SOCIEDADES QUE FORMAN EL GRUPO CONSOLIDADO (19)

SALIDAS DEL PERÍMETRO DE CONSOLIDACIÓN

Unidad de negocio de Distribución

- Banatu, S.L (anteriormente denominada Bidexpress, S.L). Como resultado de la fusión de Bidexpress con ATN, el porcentaje de participación de Beralán, S.L, en Banatu disminuye del 100% al 50,1%, y la participación indrecta de PRISA en Banatu disminuye del 22,25% al 11,15%. Consecuentemente, Banatu,S.L., antes consolidada por puesta en equivalencia, pasa a ser cartera de valores.

Unidad de negocio de Prisacom

- Extrasoftw are, S.A, C2P Sistemas, S.L y CMIPS Consultores, S.L. En enero de 2003, se produce la venta de las tres sociedades mencionadas.

Unidad de Educación y Formación

- Net Languages, S.L. El 26 de mayo de 2003 PROMOTORA DE INFORMACIONES, S.A. comunicó que su filial Grupo Santillana de Ediciones, S.L, se había desprendido de su participación del 66,96% en el capital social de Net Languages, S.L, en favor de International House y otros, por un precio no significativo.

- Fausto, S.A. El 6 de mayo de 2003 PROMOTORA DE INFORMACIONES, S.A. comunica que Grupo Santillana, a través de sus sociedades filiales en Argentina, ha vendido al Grupo argentino CÚSPIDE, el 100% de las acciones de LIBRERÍAS FAUSTO, S.A, propietaria de la cadena de librerías Fausto, por el precio de quinientos ochenta y cinco mil dólares estadounidenses.

Unidad de Prensa España

- Nuevo Diario de Valladolid. *Con fecha 30 de junio de 2003 PRISA comunicó que su filial,* Grupo Empresarial de Medios Impresos, S.L (GMI) vendió su participación del 60% en Nuevo Diario de Valladolid por 1.052.000 euros a Ical Mediatel, S.L.

III. BASES DE PRESENTACION Y NORMAS DE VALORACION

(En la elaboración de los datos e informaciones de carácter financiero-contable incluidos en la presente información pública periódica, deberán aplicarse los principios, normas de valoración y criterios contables previstos en la normativa en vigor para la elaboración de *información de carácter financiero-contable a incorporar a las cuentas anuales y estados financieros intermedios correspondiente* al sector al que pertenece la entidad. Si excepcionalmente no se hubieran aplicado a los datos e informaciones que se adjuntan los principios y criterios de contabilidad generalmente aceptados exigidos por la correspondiente normativa en vigor, este hecho deberá ser señalado y motivado suficientemente, debiendo explicarse la influencia que su no aplicación pudiera tener sobre el patrimonio, la situación financiera y los resultados de la empresa o su grupo consolidado. Adicionalmente, y con un alcance similar al anterior, deberán mencionarse y comentarse las modificaciones que, en su caso y en relación con las últimas cuentas anuales auditadas, puedan haberse producido en los criterios contables utilizados en la elaboración de las informaciones que se adjuntan. Si se han aplicado los mismos principios, criterios y políticas contables que en las últimas cuentas anuales, y si aquellos responden a lo previsto en la normativa contable en vigor que le sea de aplicación a la entidad, indíquese así expresamente).

En la elaboración de los datos e informaciones de carácter financiero-contable incluidos en la presente información pública periódica, se han aplicado los principios, normas de valoración y criterios contables previstos en la normativa en vigor para la elaboración de información de carácter financiero-contable a incorporar a las cuentas anuales y estados financieros intermedios.

IV. BALANCE DE SITUACION DE LA SOCIEDAD INDIVIDUAL

Uds.: Miles de euros

ACTIVO

		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
A) ACCIONISTAS POR DESEMBOLSOS NO EXIGIDOS	0200		
I. Gastos de Establecimiento	0210	2.578	96
II. Inmovilizaciones Inmateriales	0220	3.091	2.749
II.1. Derechos s/bienes en régimen de arrendamiento financiero	0221		
II.2. Otro Inmovilizado Inmaterial	0222	3.091	2.749
III. Inmovilizaciones Materiales	0230	81.421	78.001
IV. Inmovilizaciones Financieras	0240	601.303	595.819
V. Acciones Propias a Largo Plazo	0250	28.713	24.718
VI. Deudores por Operaciones Tráfico a Largo Plazo	0255		
B) INMOVILIZADO (1)	0260	**717.106**	**701.383**
C) GASTOS A DISTRIBUIR EN VARIOS EJERCICIOS (2)	0280		
I. Accionistas por Desembolsos Exigidos	0290		
II. Existencias	0300		
III. Deudores	0310	69.053	64.234
IV. Inversiones Financieras Temporales	0320	173.243	136.447
V. Acciones Propias a Corto Plazo	0330		
VI. Tesorería	0340	99	401
VII. Ajustes por Periodificación	0350	1.037	1.128
D) ACTIVO CIRCULANTE	0360	**243.432**	**202.210**
TOTAL ACTIVO (A + B + C + D)	0370	**960.538**	**903.593**

PASIVO

		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
I. Capital Suscrito	0500	21.881	21.881
II. Reservas	0510	508.138	452.351
III. Resultados de Ejercicios Anteriores	0520		
IV. Resultado del Periodo	0530	49.574	67.112
V. Dividendos a Cuenta Entregados en el Ejercicio	0550		
A) FONDOS PROPIOS	0560	**579.593**	**541.344**
B) INGRESOS A DISTRIBUIR VARIOS EJERCICIOS (3)	0590	6.858	7.527
C) PROVISIONES PARA RIESGOS Y GASTOS	0600	9.448	12.730
I. Emisión de Obligaciones y Otros Valores Negociables	0610		
II. Deudas con Entidades de Crédito	0615	231.842	182.537
III. Deudas con Empresas del Grupo y Asociadas	0620	4.404	4.404
IV. Acreedores por Operaciones de Tráfico a Largo Plazo	0625		
V. Otras Deudas a Largo	0630	4.038	15.122
D) ACREEDORES A LARGO PLAZO	0640	**240.284**	**202.063**
I. Emisión de Obligaciones y Otros Valores Negociables	0650		
II. Deudas con Entidades de Crédito	0655	90.319	63.658
III. Deudas con Empresas del Grupo y Asociadas	0660	25.973	27.866
IV. Acreedores Comerciales	0665	3.244	1.698
V. Otras Deudas a Corto	0670		46.707
VI. Ajustes por Periodificación	0680	4.819	
E) ACREEDORES A CORTO PLAZO (4)	0690	**124.355**	**139.929**
F) PROVISIONES PARA RIESGOS Y GASTOS A CORTO PLAZO	0695		
TOTAL PASIVO (A + B + C + D + E + F)	0700	**960.538**	**903.593**

V. RESULTADOS INDIVIDUALES DE LA SOCIEDAD

Uds.: Miles de euros		EJERCICIO ACTUAL Importe	EJERCICIO ACTUAL %	EJERCICIO ANTERIOR Importe	EJERCICIO ANTERIOR %
+ Importe Neto de la Cifra de Negocio (5)	0800	61.991	100,00%	81.872	100,00%
+ Otros Ingresos (6)	0810		0,00%		0,00%
+/- Variación Existencias Productos Terminados y en Curso	0820		0,00%		0,00%
= VALOR TOTAL DE LA PRODUCCION	0830	**61.991**	100,00%	**81.872**	100,00%
- Compras Netas	0840		0,00%		0,00%
+/- Variación Existencias Mercaderías, Materias Primas y Otras Materias Consumibles	0850		0,00%		0,00%
- Gastos Externos y de Explotación (7)	0860	-4.909	-7,92%	-3.862	-4,72%
= VALOR AÑADIDO AJUSTADO	0870	**57.082**	92,08%	**78.010**	95,28%
+/- Otros Gastos e Ingresos (8)	0880		0,00%		0,00%
- Gastos de Personal	0890	-5.200	-8,39%	-5.095	-6,22%
= RESULTADO BRUTO DE EXPLOTACION	0900	**51.882**	83,69%	**72.915**	89,06%
- Dotación Amortizaciones Inmovilizado	0910	-3.148	-5,08%	-2.242	-2,74%
- Dotaciones al Fondo de Reversión	0915		0,00%		0,00%
+/- Variación Provisiones de Circulante (9)	0920		0,00%		0,00%
= RESULTADO NETO DE EXPLOTACION	0930	**48.734**	78,61%	**70.673**	86,32%
+ Ingresos Financieros	0940	4.861	7,84%	3.424	4,18%
- Gastos Financieros	0950	-7.816	-12,61%	-10.356	-12,65%
+ Intereses y Diferencias Cambio Capitalizados	0960		0,00%		0,00%
+/- Dotación Amortización y Provisiones Financieras (10)	0970		0,00%		0,00%
= RESULTADO ACTIVIDADES ORDINARIAS	1020	**45.779**	73,85%	**63.741**	77,85%
+/- Resultados Procedentes del Inmovilizado Inmaterial, Material y Cartera de Control (11)	1021	88	0,14%	-850	-1,04%
+/- Variación Provisiones Inmovilizado Inmaterial, Material y Cartera de Control (12)	1023	-7.173	-11,57%	-25.349	-30,96%
+/- Resultados por Operaciones con Acciones y Obligaciones Propias (13)	1025		0,00%		0,00%
+/- Resultados de Ejercicios Anteriores (14)	1026	-481	-0,78%	-26	-0,03%
+/- Otros Resultados Extraordinarios (15)	1030	8.734	14,09%	-1.221	-1,49%
= RESULTADO ANTES DE IMPUESTOS	1040	**46.947**	75,73%	**36.295**	44,33%
+/- Impuestos sobre Sociedades y Otros	1042	2.627	4,24%	30.817	37,64%
= RESULTADO DEL EJERCICIO	1044	**49.574**	79,97%	**67.112**	81,97%

IV. BALANCE DE SITUACION DEL GRUPO CONSOLIDADO

Uds.: Miles de euros

ACTIVO

		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
A) ACCIONISTAS POR DESEMBOLSOS NO EXIGIDOS	1200	64	433
I. Gastos de Establecimiento	1210	17.843	15.796
II. Inmovilizaciones Inmateriales	1220	131.554	110.835
II.1. Derechos s/bienes en régimen de arrendamiento financiero	1221	56.921	56.761
II.2. Otro Inmovilizado Inmaterial	1222	74.633	54.074
III. Inmovilizaciones Materiales	1230	333.257	321.815
IV. Inmovilizaciones Financieras	1240	165.125	160.380
V. Acciones de la Sociedad Dominante a Largo Plazo	1250	28.713	24.718
VI. Deudores por Operaciones Tráfico a Largo Plazo	1255		
B) INMOVILIZADO (1)	1260	**676.492**	**633.544**
C) FONDO DE COMERCIO DE CONSOLIDACION	1270	244.528	278.628
D) GASTOS A DISTRIBUIR EN VARIOS EJERCICIOS (2)	1280	5.271	3.977
I. Accionistas por Desembolsos Exigidos	1290		
II. Existencias	1300	105.663	102.726
III. Deudores	1310	507.269	487.605
IV. Inversiones Financieras Temporales	1320	15.540	45.074
V. Acciones de la Sociedad Dominante a Corto Plazo	1330		
VI. Tesorería	1340	19.979	27.063
VII. Ajustes por Periodificación	1350	19.001	17.319
E) ACTIVO CIRCULANTE	1360	**667.452**	**679.787**
TOTAL ACTIVO (A + B + C + D + E)	1370	**1.593.807**	**1.596.369**

PASIVO

		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
I. Capital Suscrito	1500	21.881	21.881
II. Reservas Sociedad Dominante	1510	508.179	452.351
III. Reservas Sociedades Consolidadas (16)	1520	110.871	111.768
IV. Diferencias de Conversión (17)	1530	-44.609	-41.977
V. Resultados Atribuibles a la Sociedad Dominante	1540	33.648	66.091
VI. Dividendos a Cuenta Entregados en el Ejercicio	1550		
A) FONDOS PROPIOS	1560	**629.970**	**610.114**
B) SOCIOS EXTERNOS	1570	27.171	22.888
C) DIFERENCIA NEGATIVA DE CONSOLIDACION	1580		
D) INGRESOS A DISTRIBUIR EN VARIOS EJERCICIOS (3)	1590	22.264	8.275

Grupo PRISA

To: **Mr. Paul Dudek**

Office of International Corporate Finance
Securities Exchange Comission

No. Fax: 1-202-942.96.24

From: **Mr. Miguel Satrústegui**

Promotora de Informaciones, S.A.

No. Fax: 91.330.10.70

Date: 15/09/03

No. of pages (including this one): -96- (2º tramo -27 hojas + carátula).

Re: Promotora de Informaciones, S.A. (File No. 82-5213)
Information Pursuant to Rule 12g3-2(b)

Dear Sir,

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the [illegible]

Grupo PRISA

To: **Mr. Paul Dudek**

Office of International Corporate Finance
Securities Exchange Comission

No. Fax: 1-202-942.96.24

From: **Mr. Miguel Satrústegui**

Promotora de Informaciones, S.A.

No. Fax: 91.330.10.70

Date: 15/09/03
No. of pages (including this one): - 96-

Re: Promotora de Informaciones, S.A. (File No. 82-5213)
Information Pursuant to Rule 12g3-2(b)

Dear Sir,

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed the following documentation:

A. Notification of a press release, dated July 17, 2003, regarding the intention expressed by Grupo PRISA to reorientate its investments in Bolivia once it has resolved its dispute with Grupo Garafulic. The notification (in Spanish) is attached as Item 1. An English language press release is attached as Item 2. The English version of the press release was not filed with the CNMV.

B. Notice of significant event (*Comunicación de hecho relevante*), dated July, 23, 2003, regarding the first semi- annual report of the year 2003. The *Comunicación de hecho relevante* (in Spanish) is attached as Item 3. An English language press release regarding the subject matter of the *Comunicación de hecho relevante* is attached as Item 4. The English version of the press release was not filed with the CNMV.

C. Notice of significant event (*Comunicación de hecho relevante*), dated July, 30, 2003, regarding a press release published by the subsidiaries of Prisa in Bolivia. The *Comunicación*

IV. BALANCE DE SITUACION DEL GRUPO CONSOLIDADO

Uds.: Miles de euros

ACTIVO

		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
A) ACCIONISTAS POR DESEMBOLSOS NO EXIGIDOS	1200	64	433
I. Gastos de Establecimiento	1210	17.843	15.796
II. Inmovilizaciones Inmateriales	1220	131.554	110.835
II.1. Derechos s/bienes en régimen de arrendamiento financiero	1221	56.921	56.761
II.2. Otro Inmovilizado Inmaterial	1222	74.633	54.074
III. Inmovilizaciones Materiales	1230	333.257	321.815
IV. Inmovilizaciones Financieras	1240	165.125	160.380
V. Acciones de la Sociedad Dominante a Largo Plazo	1250	28.713	24.718
VI. Deudores por Operaciones Tráfico a Largo Plazo	1255		
B) INMOVILIZADO (1)	1260	**676.492**	**633.544**
C) FONDO DE COMERCIO DE CONSOLIDACION	1270	244.528	278.628
D) GASTOS A DISTRIBUIR EN VARIOS EJERCICIOS (2)	1280	5.271	3.977
I. Accionistas por Desembolsos Exigidos	1290		
II. Existencias	1300	105.663	102.726
III. Deudores	1310	507.269	487.605
IV. Inversiones Financieras Temporales	1320	15.540	45.074
V. Acciones de la Sociedad Dominante a Corto Plazo	1330		
VI. Tesorería	1340	19.979	27.063
VII. Ajustes por Periodificación	1350	19.001	17.319
E) ACTIVO CIRCULANTE	1360	**667.452**	**679.787**
TOTAL ACTIVO (A + B + C + D + E)	1370	**1.593.807**	**1.596.369**

PASIVO

		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
I. Capital Suscrito	1500	21.881	21.881
II. Reservas Sociedad Dominante	1510	508.179	452.351
III. Reservas Sociedades Consolidadas (16)	1520	110.871	111.768
IV. Diferencias de Conversión (17)	1530	-44.609	-41.977
V. Resultados Atribuibles a la Sociedad Dominante	1540	33.648	66.091
VI. Dividendos a Cuenta Entregados en el Ejercicio	1550		
A) FONDOS PROPIOS	1560	**629.970**	**610.114**
B) SOCIOS EXTERNOS	1570	27.171	22.888
C) DIFERENCIA NEGATIVA DE CONSOLIDACION	1580		
D) INGRESOS A DISTRIBUIR EN VARIOS EJERCICIOS (3)	1590	22.364	8.275
E) PROVISIONES PARA RIESGOS Y GASTOS	1600	21.217	23.592
I. Emisión de Obligaciones y Otros Valores Negociables	1610		
II. Deudas con Entidades de Crédito	1615	344.787	328.501
III. Acreedores por Operaciones de Tráfico a Largo Plazo	1625		
IV. Otras Deudas a Largo	1630	24.662	14.096
F) ACREEDORES A LARGO PLAZO	1640	**369.449**	**342.597**
I. Emisión de Obligaciones y Otros Valores Negociables	1650		
II. Deudas con Entidades de Crédito	1655	180.154	228.722
III. Acreedores Comerciales	1665	184.773	164.779
IV. Otras Deudas a Corto	1670	152.835	188.574
V. Ajustes por Periodificación	1680	5.874	6.828
G) ACREEDORES A CORTO PLAZO (4)	1690	**523.636**	**588.903**
H) PROVISIONES PARA RIESGOS Y GASTOS A CORTO PLAZO	1695		
TOTAL PASIVO (A + B + C + D + E + F + G + H)	1700	**1.593.807**	**1.596.369**

V. RESULTADOS DEL GRUPO CONSOLIDADO

Uds.: Miles de euros

		EJERCICIO ACTUAL		EJERCICIO ANTERIOR	
		Importe	%	Importe	%
+ Importe Neto de la Cifra de Negocio (5)	1800	623.544	100,00%	572.748	100,00%
+ Otros Ingresos (6)	1810	25.465	4,08%	26.366	4,60%
+/- Variación Existencias Productos Terminados y en Curso	1820		0,00%		0,00%
= VALOR TOTAL DE LA PRODUCCION	1830	**649.009**	104,08%	**599.114**	104,60%
- Compras Netas	1840	-209.346	-33,57%	-179.681	-31,37%
+/- Variación Existencias Mercaderías, Materias Primas y Otras Materias Consumibles	1850		0,00%		0,00%
- Gastos Externos y de Explotación (7)	1860	-168.812	-27,07%	-163.290	-28,51%
= VALOR AÑADIDO AJUSTADO	1870	**270.851**	43,44%	**256.143**	44,72%
+/- Otros Gastos e Ingresos (8)	1880		0,00%		0,00%
- Gastos de Personal	1890	-162.886	-26,12%	-159.213	-27,80%
= RESULTADO BRUTO DE EXPLOTACION	1900	**107.965**	17,31%	**96.930**	16,92%
- Dotación Amortizaciones Inmovilizado	1910	-38.580	-6,19%	-34.090	-5,95%
- Dotaciones al Fondo de Reversión	1915		0,00%		0,00%
+/- Variación Provisiones de Circulante (9)	1920	-4.679	-0,75%	-3.365	-0,59%
= RESULTADO NETO DE EXPLOTACION	1930	**64.706**	10,38%	**59.475**	10,38%
+ Ingresos Financieros	1940	3.308	0,53%	2.396	0,42%
- Gastos Financieros	1950	-11.051	-1,77%	-11.713	-2,05%
+ Intereses y Diferencias Cambio Capitalizados	1960		0,00%		0,00%
+/- Dotación Amortización y Provisiones Financieras (10)	1970	-150	-0,02%	-2.485	-0,43%
+/- Resultados de Conversión (18)	1980	4.684	0,75%	-5.492	-0,96%
+/- Participación Resultados Sociedades Puestas en Equivalencia	1990	-1.709	-0,27%	532	0,09%
- Amortización Fondo Comercio Consolidación	2000	-7.496	-1,20%	-7.702	-1,34%
+ Reversión Diferencias Negativas de Consolidación	2010		0,00%		0,00%
= RESULTADO ACTIVIDADES ORDINARIAS	2020	**52.292**	8,39%	**35.011**	6,11%
+/- Resultados Procedentes del Inmovilizado Inmaterial, Material y Cartera de Control (11)	2021	15.176	2,43%	23.549	4,11%
+/- Variación Provisiones Inmovilizado Inmaterial, Material y Cartera de Control (12)	2023	-1.886	-0,30%	-10.705	-1,87%
+/- Resultados por Operaciones con Acciones y Obligaciones Propias (13)	2025		0,00%		0,00%
+/- Resultados de Ejercicios Anteriores (14)	2026	-5.285	-0,85%	-26	0,00%
+/- Otros Resultados Extraordinarios (15)	2030	-7.223	-1,16%	-6.082	-1,06%
= RESULTADO CONSOLIDADO ANTES DE IMPUESTOS	2040	**53.074**	8,51%	**41.747**	7,29%
+/- Impuesto sobre Beneficios	2042	-18.907	-3,03%	23.886	4,17%
= RESULTADO CONSOLIDADO DEL EJERCICIO	2044	**34.167**	5,48%	**65.633**	11,46%
+/- Resultado Atribuido a Socios Externos	2050	-519	-0,08%	458	0,08%
= RESULTADO DEL EJERCICIO ATRIBUIDO A LA SOCIEDAD DOMINANTE	2060	**33.648**	5,40%	**66.091**	11,54%

VI. DISTRIBUCION POR ACTIVIDAD DEL IMPORTE NETO DE LA CIFRA DE NEGOCIO

ACTIVIDAD		INDIVIDUAL		CONSOLIDADO	
		Ejerc. Actual	Ejerc. Anterior	Ejerc. Actual	Ejerc. Anterior
Ventas de publicidad	2100			243.119	231.215
Ventas de libros y derechos	2105			145.667	162.990
Ventas de periódicos y revistas	2110			115.503	107.907
Otros ingresos	2115	61.991	81.872	119.255	70.636
	2120				
	2125				
	2130				
	2135				
	2140				
Obra Ejecutada Pendiente de Certificar (*)	2145				
Total I. N. C. N	2150	**61.991**	**81.872**	**623.544**	**572.748**
Mercado Interior	2160	61.991	81.872	484.649	418.976
Exportación: Unión Europea	2170			13.042	14.100
Países O.C.D.E.	2173			44.376	43.591
Resto Países	2175			81.477	96.081

(*) A completar únicamente por Empresas Constructoras

VII. NUMERO MEDIO DE PERSONAS EMPLEADAS EN EL CURSO DEL PERIODO

		INDIVIDUAL		CONSOLIDADO	
		Ejerc. Actual	Ejerc. Anterior	Ejerc. Actual	Ejerc. Anterior
TOTAL PERSONAS EMPLEADAS	3000	102	101	9.255	8.909

VIII. EVOLUCION DE LOS NEGOCIOS

(La información a incluir dentro de este apartado, además de cumplir con lo dispuesto en las instrucciones para la cumplimentación de esta información semestral, deberá hacer mención expresa sobre los siguientes aspectos: evolución de la cifra de ingresos y de los costes anejos a dichos ingresos; composición y análisis de las principales operaciones que han dado lugar a la obtención de resultados extraordinarios; comentario de las operaciones de inversión y desinversión más relevantes, explicando su efecto sobre el fondo de maniobra de la compañía y en especial sobre la tesorería de la misma; explicación suficiente sobre la naturaleza y efectos de las partidas que hayan podido causar una variación significativa sobre la cifra de ingresos o sobre los resultados de la compañía en el semestre actual respecto de los comunicados en el trimestre anterior).

Ver nota de resultados adjunta

IX. DIVIDENDOS DISTRIBUIDOS DURANTE EL PERIODO :

(Se hará mención de los dividendos efectivamente pagados desde el inicio del ejercicio económico).

		% sobre Nominal	Euros por acción (x,xx)	Importe (miles de euros)
1. Acciones Ordinarias	3100	90,0	0,09	18.708
2. Acciones Preferentes	3110			
3. Acciones sin Voto	3120			

Información adicional sobre el reparto de dividendos (a cuenta, complementario, etc)

Anexo en la hoja siguiente (G-8b)

X. HECHOS SIGNIFICATIVOS (*)

		SI	NO
1. Adquisiciones o transmisiones de participaciones en el capital de sociedades cotizadas en Bolsa determinantes de la obligación de comunicar contemplada en el art. 53 de la LMV (5 por 100 y múltiplos).	3200		X
2. Adquisiciones de autocartera determinantes de la obligación de comunicar según la disposición adicional 1ª de la LSA (1 por 100).	3210		X
3. Otros aumentos o disminuciones significativos del inmovilizado (participaciones superiores al 10% en sociedades no cotizadas, inversiones o desinversiones materiales relevantes, etc.).	3220	X	
4. Aumentos y reducciones del capital social o del nominal de las acciones.	3230		X
5. Emisiones, reembolsos o cancelaciones de empréstitos.	3240		X
6. Cambios de los Administradores o del Consejo de Administración.	3250		X
7. Modificaciones de los Estatutos Sociales.	3260	X	
8. Transformaciones, fusiones o escisiones.	3270		X
9. Cambios en la regularización institucional del sector con incidencia significativa en la situación económica o financiera de la Sociedad o del Grupo.	3280		X
10. Pleitos, litigios o contenciosos que puedan afectar de forma significativa a la situación patrimonial de la Sociedad o del Grupo.	3290	X	
11. Situaciones concursales, suspensiones de pagos, etc.	3310		X
12. Acuerdos especiales de limitación, cesión o renuncia, total o parcial, de los derechos políticos y económicos de las acciones de la Sociedad.	3320		X
13. Acuerdos estratégicos con grupos nacionales o internacionales (intercambio de paquetes accionariales, etc.).	3330	X	
14. Otros hechos significativos.	3340	X	

(*) Marcar con una "X" la casilla correspondiente, adjuntando en caso afirmativo anexo explicativo en el que se detalle la fecha de comunicación a la CNMV y a la SRBV.

Información adicional sobre el reparto de dividendos (a cuenta, complementario, etc)

XI. ANEXO EXPLICATIVO HECHOS SIGNIFICATIVOS

Con fecha 29 de enero de 2003, PROMOTORA DE INFORMACIONES, S.A. comunicó el aumento de su participación en el capital social de IBERBANDA, S.A. de un 18,62% hasta un 24,23%, como consecuencia de la suscripción parcial de una ampliación de capital y de la utilización de un derecho de opción de compra sobre acciones de la compañía en régimen de autocartera.
La operación supuso una inversión total de un millón y medio de euros.

El 29 de enero de 2003, PROMOTORA DE INFORMACIONES, S.A., comunica que - en el contexto del acuerdo alcanzado entre Sogecable, S.A. y Telefónica de Contenidos,S.A.U con vistas a adaptar el que suscribieron el 8 de mayo de 2002 a las condiciones establecidas por el Consejo de Ministros para la ejecución de la operación de integración de Vía Digital en Sogecable- se ha comprometido a proporcionar a Sogecable un crédito participativo de cincuenta millones de euros que tendrá un plazo de 10 años, al que se aplicarán las mismas condiciones que a los créditos participativos que se han comprometido a proporcionar Telefónica Contenidos y Groupe Canal +.

Con fecha de 6 de febrero de 2003, PROMOTORA DE INFORMACIONES, S.A. remite información sobre la Comisión de Auditoria y Cumplimiento.

Con fecha 21 de febrero de 2003, PROMOTORA DE INFORMACIONES, S.A. remite información correspondiente al segundo semestre del 2002, así como los resultados correspondientes al ejercicio 2002.

Con fecha 20 de marzo de 2003 se comunica que el Consejo de Administración de PROMOTORA DE INFORMACIONES, S.A., ha decidido celebrar su Junta General Ordinaria de Accionistas, previsiblemente en primera convocatoria, en Madrid, el día 10 de abril de 2003.

El 24 de marzo de 2003 PROMOTORA DE INFORMACIONES, S.A, remite el Orden del Día de la Junta General Ordinaria de Accionistas a celebrar el 10 de abril de 2003 y acompaña el anuncio que se haría público así como el texto íntegro de las Cuentas Anuales e Informe de Gestión referidos al ejercicio 2002 de la Sociedad y su Grupo Consolidado, los respectivos informes del auditor de cuentas, y el Informe de los Administradores en relación con las modificaciones estatutarias propuestas, puestos a disposición de los accionistas a partir de la fecha de convocatoria.

Con fecha 10 de abril de 2003 PROMOTORA DE INFORMACIONES, S.A. comunica la aprobación en la Junta General de Accionistas celebrada en dicha fecha de todas las propuestas de acuerdos sometidas a la Junta General por el Consejo de Administración.

Con fecha 10 de abril de 2003 se comunica que la Junta General Ordinaria de Accionistas de la sociedad ha acordado distribuir un dividendo con cargo a los resultados del ejercicio 2002. El importe bruto por acción del dividendo fue de 0,09 euros y el importe neto de 0,0765 euros.

El 10 de abril de 2003 PROMOTORA DE INFORMACIONES, S.A. remite los textos de los discursos que el Presidente del Consejo de Administración y el Consejero Delegado pronunciaron en la Junta General Ordinaria de Accionistas celebrada en la misma fecha.

Con fecha 11 de abril de 2003 PROMOTORA DE INFORMACIONES, S.A.comunica que ha interpuesto una demanda arbitral ante la Corte Internacional de Arbitraje de la Cámara de Comercio Internacional, con sede en París, para exigir el cumplimiento de un acuerdo suscrito con el Grupo Garafulic.

El 6 de mayo de 2003 PROMOTORA DE INFORMACIONES, S.A. comunica que Grupo Santillana, a, través de sus sociedades filiales en Argentina, ha vendido al Grupo argentino CÚSPIDE, el 100% de las acciones de LIBRERÍAS FAUSTO, S.A, propietaria de la cadena de librerías Fausto, por el precio de quinientos ochenta y cinco mil dólares estadounidenses.

Con fecha 14 de mayo de 2003 remitió información con los resultados del primer trimestre de 2003.

El 26 de mayo de 2003 PROMOTORA DE INFORMACIONES, S.A. comunica que su filial Grupo Santillana de Ediciones, S.L, se ha desprendido de su participación del 66,96% en el capital social de Net Languages, S.L, en favor de International House y otros, por un precio no significativo.

Con fecha 18 de junio se comunica que Groupe Canal + S.A. ha notificado a PROMOTORA DE INFORMACIONES, S.A. su voluntad de dar por terminado el acuerdo de accionistas de Sogecable, S.A, suscrito por ambas el 28 de junio de 1999 y que fue objeto de novación el 4 de diciembre de 2000. El acuerdo de accionistas de Sogecable, S.A. cesará de estar en vigor a partir del 31 de diciembre de 2003.

XII. INFORME ESPECIAL DE LOS AUDITORES

(Este apartado sólo deberá ser completado en la información correspondiente al I Semestre del ejercicio siguiente al último cerrado y auditado, y será de aplicación para aquellas sociedades emisoras que, de conformidad con lo previsto en el apartado decimotercero de la Orden Ministerial de 18 de enero de 1991, resulten obligadas a la presentación de un informe especial de sus auditores de cuentas, cuando el informe de auditoría de las cuentas anuales del ejercicio inmediato anterior hubiera denegado la opinión o contuviere una opinión adversa o con salvedades. En el mismo, se incluirá la mención de que se adjunta como anexo de la información semestral el referido informe especial de los auditores de cuentas, así como la reproducción de la información o manifestaciones aportadas o efectuadas por los Administradores de la Sociedad sobre la situación actualizada de las salvedades incluidas por el auditor en su informe de auditoría de las cuentas anuales del ejercicio anterior y que, de conformidad con las Normas Técnicas de Auditoría aplicables, hubiere servido de base para la elaboración del mencionado informe especial).

INSTRUCCIONES PARA LA CUMPLIMENTACION DEL INFORME SEMESTRAL

(GENERAL)

- Los datos numéricos solicitados, salvo indicación en contrario, deberán venir expresados en miles de euros, sin decimales, efectuándose los cuadres por redondeo.

- Las cantidades negativas deberán figurar con un signo menos (-) delante del número correspondiente.

- Junto a cada dato expresado en cifras, salvo indicación en contrario, deberá figurar el del periodo correspondiente al ejercicio anterior.

- La información a incluir dentro del epígrafe Evolución de los Negocios deberá permitir a los inversores formarse una opinión, con conocimiento de causa suficiente, acerca de la actividad desarrollada por la empresa y los resultados obtenidos durante el periodo cubierto por el avance, así como de la situación financiera y otros datos esenciales sobre la marcha general de los asuntos de la sociedad.

- Definiciones:

(1) Las distintas rúbricas que componen el Inmovilizado se presentarán netas de amortizaciones acumuladas y provisiones.

(2) Los Gastos a Distribuir en Varios Ejercicios comprenderán los gastos de formalización de deudas (gastos de emisión y modificación de valores de renta fija y de formalización de deudas, entre los que se incluyen los de escritura pública, impuestos, confección de títulos y otros similares), los gastos por intereses diferidos de valores negociables (diferencia entre el importe de reembolso y el precio de emisión de valores de renta fija y otros pasivos análogos) y los gastos por intereses diferidos (diferencia entre el importe de reembolso y la cantidad recibida en deudas distintas a las representadas en valores de renta fija). Las compañías del sector eléctrico incluirán, además, dentro de este epígrafe, las Cuentas de Periodificación Propias de su sector.

(3) Los Ingresos a Distribuir en Varios Ejercicios comprenderán las subvenciones de capital, las diferencias positivas de cambio, los ingresos por intereses diferidos (intereses incorporados al nominal de los créditos concedidos en operaciones de tráfico, cuya imputación a resultados deba realizarse en ejercicios futuros) y otros ingresos a distribuir en varios ejercicios.

(4) La parte de las deudas a largo plazo con vencimientos inferiores a 12 meses deberán reclasificarse, dentro de la rúbrica correspondiente, en Acreedores a Corto Plazo.

(5) El Importe Neto de la Cifra de Negocios comprenderá los importes de la venta de productos y los de prestación de servicios correspondientes a las actividades ordinarias de la sociedad deducidas las bonificaciones y demás reducciones sobre ventas, así como el impuesto sobre el valor añadido y otros impuestos directamente relacionados con la citada cifra de negocios.

(6) En la rúbrica Otros Ingresos se englobarán los ingresos accesorios a la explotación, los trabajos efectuados por la empresa para el inmovilizado (excepto los intereses y diferencias de cambio capitalizados) y las subvenciones a la explotación (no incluir las subvenciones de capital transferidas al resultado del periodo).

(7) En la rúbrica Gastos Externos y de Explotación se incluirán:

* Los trabajos realizados por otras empresas, los servicios exteriores (arrendamientos, reparaciones, transportes, seguros, energía, etc.)los tributos , (excepto el impuesto sobre beneficios) y otros gastos de gestión.

* La dotación a las provisiones para riesgos y gastos de explotación (grandes

Grupo PRISA

03 SEP 17 7:21

To: Mr. Paul Dudek

Office of International Corporate Finance
Securities Exchange Comission

No. Fax: 1-202-942.96.24

From: Mr. Miguel Satrústegui

Promotora de Informaciones, S.A.

No. Fax: 91.330.10.70

Date: 17/09/03
No. of pages (including this one): - 96 - (*Second part: 28 pages including this one*)

Re: Promotora de Informaciones, S.A. (File No. 82-5213)
Information Pursuant to Rule 12g3-2(b)

Dear Sir,

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed the following documentation:

A. Notification of a press release, dated July 17, 2003, regarding the intention expressed by Grupo PRISA to reorientate its investments in Bolivia once it has resolved its dispute with Grupo Garafulic. The notification (in Spanish) is attached as Item 1. An English language press release is attached as Item 2. The English version of the press release was not filed with the CNMV.

B. Notice of significant event (*Comunicación de hecho relevante*), dated July, 23, 2003, regarding the first semi- annual report of the year 2003. The *Comunicación de hecho relevante* (in Spanish) is attached as Item 3. An English language press release regarding the subject matter of the *Comunicación de hecho relevante* is attached as Item 4. The English version of the press release was not filed with the CNMV.

C. Notice of significant event (*Comunicación de hecho relevante*), dated July, 30, 2003, regarding a press release published by the subsidiaries of Prisa in Bolivia. The *Comunicación*

Grupo PRISA

Resultados primer semestre de 2003

23 de julio de 2003

PRIMER SEMESTRE DE 2003

PRISA MEJORA SU RESULTADO DE EXPLOTACIÓN (EBIT) EN UN 8,8%(65 Millones de euros)

El EBITDA alcanzó los 108 millones de euros (crecimiento del 11,4%) y el beneficio neto fue de 34 millones de euros

Los factores a destacar en los resultados de los primeros seis meses del ejercicio 2003 son los siguientes:

- **Fuerte crecimiento de las difusiones** de los principales medios impresos que han llevado a un incremento del 7% en los **ingresos por venta de periódicos y revistas** hasta alcanzar los 116 millones de euros.

- **Los ingresos por publicidad del grupo se incrementaron un 5,2%** incluyendo en los mismos las nuevas incorporaciones. Sobre una base comparable con el ejercicio anterior, los ingresos publicitarios se incrementan un 0,3%. Destacan los crecimientos experimentados en Radio (+2,5%), Prensa Regional (+47,4%) y Televisiones locales(+91,0%).

- **El País** alcanza un margen de EBIT sobre ventas del 29,2%.

- **En Santillana las ventas crecen en moneda local** en la mayor parte de los países.

- La Unidad de **Prensa especializada y regional** alcanza **resultado de explotación positivo**. Destacan las mejoras en **As** y en **prensa regional**.

- Las **televisiones locales** y **Medios Internacional disminuyen** de forma notable **sus pérdidas.**

- **El resultado de las actividades ordinarias** se incrementa un 49,4% hasta alcanzar los 52 millones de euros.

GENERAL

Durante los primeros seis meses del ejercicio 2003, Prisa ha logrado una mejora significativa en sus resultados: **Los ingresos se incrementaron un 8,3%** hasta alcanzar los 649 millones de euros y **el resultado de explotación (EBIT) experimentó un crecimiento del 8,8%.**

Una rigurosa política de ahorro y contención del gasto llevada a cabo en el grupo, especialmente en los nuevos negocios y en El País y Santillana, ha permitido lograr mejoras operativas en la mayor parte de sus negocios y ha contribuido a la obtención de estos resultados satisfactorios.

Los nuevos negocios[1] han mejorado sus resultados y reducido sus pérdidas operativas en un 15% respecto al mismo periodo del año anterior. Es objetivo prioritario para el grupo un positivo desarrollo y ponerlos en equilibrio.

El grupo continúa en su **estrategia de desinvertir** en aquellas actividades **no estratégicas** que arrojen pérdidas ó no ofrezcan oportunidades de crecimiento. En los primeros seis meses del año se ha procedido a la venta de la cadena de librerías Fausto en Argentina, a la de varias sociedades de sistemas informáticos englobadas en Extrasoftware y a la del periódico El Día de Valladolid.

MERCADO PUBLICITARIO

Durante los primeros seis meses del ejercicio 2003, **el mercado publicitario español** ha experimentado-según estimaciones propias- **una caída del 0,7%**, donde la prensa ha sido el sector que ha sufrido la bajada más importante, sobre todo debido a los descensos experimentados en prensa nacional y económica.

Destaca el buen comportamiento experimentado en la publicidad local en todos los medios del grupo.

Los ingresos publicitarios del grupo en su conjunto **han experimentado** un **crecimiento del 5,2%** debido en gran parte a **las nuevas incorporaciones**[2] en 2003 que han aportado durante este período unos ingresos publicitarios de 11 millones de euros. Descontando este efecto, los ingresos publicitarios del grupo habrían experimentado un crecimiento del 0,3%, lo que mejora el comportamiento medio del mercado.

---

[1] **Nuevos negocios** incluyen la Prensa Regional, Tv locales, Prisacom y Ocio y Entretenimiento y Medios Internacional

[2] **Nuevas incorporaciones** comprenden Caracol y la sociedad Canaria de televisión Regional, que se consolida por integración proporcional (40%) por primera vez.

LATINOAMERICA

Las perspectivas de crecimiento en Latinoamérica comienzan a presentarse más favorables. En un contexto internacional todavía caracterizado por la incertidumbre, América latina se está comportando de manera más positiva.

No obstante, la mayoría de las divisas latinoamericanas se han depreciado frente al euro con respecto al mismo periodo del año anterior, por lo que la traslación a euros de las magnitudes generadas por el grupo en la región se ha visto notablemente afectada.

Durante los primeros seis meses del ejercicio 2003, los ingresos de este área alcanzaron los 127 millones de euros, siendo la mayor parte de los mismos del negocio editorial de Santillana que ha mostrado crecimientos en moneda local en la mayor parte de los países donde está presente.

En el primer semestre del año, el impacto de las depreciaciones ha supuesto 37 millones de euros menos de ingresos y 10 millones de euros menos de resultado de explotación. Descontando este efecto, **los ingresos del Grupo** habrían experimentado **un crecimiento del 15%** **y el resultado de explotación** se **habría incrementado** un 26%.

PRINCIPALES MAGNITUDES FINANCIERAS

Las principales magnitudes financieras del grupo durante el primer semestre de 2003 fueron las siguientes:

Millones de euros	ACUMULADO JUNIO 2003	2002	Var %
Ingresos	**649,01**	**599,11**	**8,3**
EBITDA	**107,97**	**96,93**	**11,4**
EBIT	**64,71**	**59,47**	**8,8**
Resultado financiero	(3,21)	(17,29)	81,4
Resultado puesta en equivalencia	(1,71)	0,53	-
Amortización fondo de comercio	7,50	7,70	(2,6)
Resultado actividades ordinarias	**52,29**	**35,01**	**49,4**
Resultado extraordinario	0,78	6,74	(88,4)
Resultado antes de impuestos	**53,07**	**41,75**	**27,1**
Impuesto sobre beneficios	18,90	(23,88)	-
Resultado atribuido socios externos	0,52	(0,46)	-
Resultado neto	**33,65**	**66,09**	**(49,1)**

EVOLUCIÓN DEL NEGOCIO

Los ingresos de explotación se incrementan un 8,3% alcanzando 649,01 millones de euros, frente a los 599,11 millones de euros obtenidos durante el primer semestre de 2002. El desglose de los ingresos por línea de actividad es el siguiente:

Millones de euros	ACUMULADO JUNIO 2003	2002	Var %
Ventas de publicidad	243,12	231,22	5,2
Venta de libros y derechos	145,67	162,99	(10,6)
Venta de periódicos y revistas	115,50	107,91	7,0
Servicios de impresión	40,81	32,90	24,0
Venta de música	8,26	7,03	17,5
Otros ingresos	95,65	57,06	67,6
Total cifra de negocio	**649,01**	**599,11**	**8,3**

Las ventas de publicidad aumentan un 5,2% con respecto al mismo periodo del año anterior. Los resultados de Caracol empezaron a consolidarse en septiembre de 2002, aunque con carácter retroactivo a abril de ese mismo año y durante el primer semestre del ejercicio 2003 ha aportado unos ingresos por publicidad de 10,49 millones de euros. Asímismo, la participación en la televisión Canaria Regional (40%) se ha consolidado por integración proporcional por primera vez aportando en este período unos ingresos publicitarios de 0,7 millones de euros. Sin tener en cuenta estas incorporaciones para

hacer comparables las cifras acumuladas a junio, los ingresos por publicidad del grupo experimentarían un crecimiento del 0,3%, lo que mejora el comportamiento del mercado en cada uno de los medios en los que Prisa está presente.

Por medios, la evolución de la publicidad mostró un crecimiento muy positivo en:

1- La **Radio** (+2,5%), consolidándose así como el soporte que muestra una mayor resistencia a las crisis del mercado publicitario.

2- La **Prensa Regional** (+47,4%) y las **Televisiones locales** (+ 91%), que sin alcanzar todavía cifras muy significativas, muestran una favorable evolución y ponen de manifiesto el potencial de crecimiento en el mercado local.

Las ventas de libros y derechos experimentan una caída de ingresos del 10,6%, alcanzando los 145,67 millones de euros. La depreciación de las monedas de los países latinoamericanos en los que Santillana opera se ve reflejada en la comparación interanual, condicionando la caída.

Descontando el efecto de las depreciaciones que han supuesto unos menores ingresos de 35 millones de euros, los ingresos de ventas de libros y derechos habrían experimentado un crecimiento del 10,6%.

Las ventas de periódicos y revistas crecen un 7%, hasta los 116 millones de euros.

El **importante incremento de las difusiones** de los principales periódicos y revistas del grupo con respecto al mismo periodo del año anterior, explican este crecimiento.


EL PAIS
444.602
+5,5%
468.994
1S 2002
1S 2003
5 DIAS
-6,2%
26.134
24.523
1S 2002
1S 2003
AS
+23,7%
166.694
206.274
1S 2002
1S 2003
PRENSA REGIONAL
+15,6%
25.816
29.834
1S 2002
1S 2003
CINEMANIA
+95,9%
37.860
74.151
1S 2002
1S 2003
ROLLING STONE
+22,8%
37.750
46.368
1S 2002
1S 2003

La venta de servicios de impresión crece un 24%, debido a la captación de nuevos clientes de gran volumen en España. Pese a ello se sigue manifestando un entorno complejo, con caídas de precios y de actividad

Las ventas de música han experimentado un crecimiento del 17,5%.

Los otros ingresos de explotación se incrementan un 67,6% debido fundamentalmente a la realización de promociones. Las mayores ventas de programación en las televisiones locales, los ingresos de **Prisacom** procedentes de los servicios de movilidad, así como las ventas de derechos audiovisuales y programas de la productora **Tesela** colaboran también al crecimiento.

Por línea de actividad, la contribución de los ingresos al total se muestra a continuación:


Publicidad
Libros y Derechos
Periódicos
Otros
22%
18%
23%
27%
18%
16%
Enero-Junio 2003
Enero-Junio 2002

La **distribución geográfica de los ingresos** durante el primer semestre de los ejercicios 2003 y 2002 ha sido la siguiente:

ENERO-JUNIO 2003


22%
España
Internacional
78%

ENERO-JUNIO 2002


27%
España
Internacional
73%

La menor participación relativa del área internacional recoge el efecto de las depreciaciones de las monedas latinoamericanas respecto al euro. El 74% de los ingresos del Grupo generados fuera de España procedieron del negocio editorial de Santillana, un 16% corresponde a las actividades de Radio y otros medios y un 10% proceden de la unidad de impresión.

<u>El resultado de explotación antes de amortizaciones y provisiones (EBITDA)</u> en el primer semestre se sitúa en 107,97 millones de euros, un 11,4% superior al registrado en el mismo período de 2002.

<u>El resultado de explotación (EBIT),</u> alcanza los 64,71 millones de euros, frente a los 59,47 millones de euros registrados durante el mismo período del ejercicio anterior, lo que representa un incremento del 8,8%, explicado fundamentalmente por:

- Las importantes **mejoras operativas de El País** y la **Radio,** fruto de un importante esfuerzo de contención de costes y comportamiento de los ingresos por encima del mercado.
- **Reducción de pérdidas operativas** en los nuevos negocios de **Medios Internacional y Televisiones locales.**
- **Mejoras significativas en la Prensa Especializada.**

Todo ello ha permitido compensar el efecto de las depreciaciones de las monedas latinoamericanas frente al euro en las cuentas de Santillana, el limitado comportamiento de la unidad de *Música* y el negocio de impresión, cuyo mercado sigue sufriendo un entorno complejo.

<u>El resultado financiero</u> mejora de forma notoria por las diferencias positivas de cambio.

El resultado por puesta en equivalencia, recoge las participaciones en Sogecable, **Antena 3 de Radio** e **Iberbanda**, que aporta un resultado negativo de 3,4 millones de euros en el primer semestre del ejercicio.

La **amortización del fondo de comercio** disminuye un 2,6% debido a la venta de la sociedad Extrasoftware, a la total amortización del fondo de comercio de Net Languages en 2002 y a la menor dotación por ajuste en el fondo de comercio de Radiópolis.

El resultado extraordinario disminuye un 88,4% principalmente ya que en el ejercicio anterior se acordó con el Grupo Bavaria un ajuste en el precio de la inversión realizada por **Prisa** en 1999 en las sociedades **Participaciones de Radio Latinoamericana** y Caracol, originándose por ello un ingreso extraordinario, que no se produce en el presente ejercicio.

Como **ingresos extraordinarios** se incluyen 10,8 millones de euros positivos procedentes de la reversión de la provisión realizada en Iberbanda y 6,4 millones de euros procedentes de ventas de activos.

En 2002 se contabilizaron ingresos por deducciones fiscales pendientes, correspondientes al 25% de las inversiones realizadas en 2001 en **Moderna** (Brasil) y **Radiópolis** (México) y Caracol (Colombia). Dado que dichas deducciones pendientes se agotaron en el pasado ejercicio, y que no se han aplicado nuevas deducciones en el presente, se origina un **gasto por impuesto de sociedades** de 18,9 millones de euros frente al ingreso de 23,9 millones de euros del primer semestre de 2002.

El **beneficio neto** alcanza los 33,65 millones de euros.

BALANCE DE SITUACIÓN

ACTIVO	Millones de euros 30/06/2003	31/12/2002	30/06/2002
INMOVILIZADO	**676,49**	**695,59**	**633,54**
Gastos de establecimiento	17,84	20,40	15,80
Inmovilizaciones inmateriales	131,55	128,53	110,83
Inmovilizaciones materiales	333,26	338,67	321,81
Inmovilizaciones financieras	165,13	180,28	160,38
Acciones de la Sociedad dominante a L/P	28,71	27,71	24,72
FONDO DE COMERCIO DE CONSOLIDACIÓN	**244,53**	**252,36**	**278,63**
GASTOS A DISTRIBUIR EN VARIOS EJERCICIOS	**5,27**	**4,06**	**3,98**
ACTIVO CIRCULANTE	**667,52**	**549,69**	**680,22**
Existencias	105,66	94,38	102,73
Deudores	507,27	400,76	487,61
Inversiones financieras temporales	15,54	27,10	45,07
Tesorería	19,98	15,81	27,06
Ajustes por periodificación	19,00	9,75	17,32
Accionistas por desembolsos no exigidos	0,07	1,89	0,43
TOTAL ACTIVO	***1.593,81***	***1.501,70***	***1.596,37***

PASIVO	30/06/2003	Millones de euros 31/12/2002	30/06/2002
FONDOS PROPIOS	**629,97**	**619,47**	**610,11**
Capital Suscrito	21,88	21,88	21,88
Reservas	574,44	515,53	522,14
Resultados atribuibles a la Sociedad Dominante	33,65	82,06	66,09
SOCIOS EXTERNOS	**27,17**	**31,92**	**22,89**
INGRESOS A DISTRIBUIR EN VARIOS EJERCICIOS	**22,36**	**20,56**	**8,28**
PROVISIONES PARA RIESGOS Y GASTOS	**21,22**	**21,39**	**23,59**
ACREEDORES A LARGO PLAZO	**369,45**	**343,49**	**342,60**
Deudas con entidades de crédito	344,79	323,31	328,50
Otras deudas a largo	24,66	20,18	14,10
ACREEDORES A CORTO PLAZO	**523,64**	**464,88**	**588,90**
Deudas con entidades de crédito	180,15	155,45	228,72
Acreedores comerciales	184,77	168,49	164,78
Otras deudas a corto	152,84	136,17	188,57
Ajustes por periodificación	5,87	4,77	6,83
TOTAL PASIVO	***1.593,81***	***1.501,70***	***1.596,37***

INVERSIONES

El importe total de inversiones en inmovilizado ha ascendido a 50,72 millones de euros frente a 57,47 millones de euros en el mismo periodo del ejercicio 2002.

El importe total de inversiones por unidad de negocio ha sido como sigue:

INVERSIONES ENERO-JUNIO 2003	Millones de euros
Editorial	20,14
Impresión	10,16
El País	7,55
Ocio y entretenimiento	3,70
Radio	2,22
Otros	6,94
Total	**50,72**

POSICIÓN NETA DE TESORERÍA

La deuda neta a junio de 2003 asciende a 489,42 millones de euros frente a 436 millones de euros a 31 de diciembre de 2002.

POSICIÓN FINANCIERA NETA JUNIO 2003	Millones de euros
Deuda financiera	524,94
A largo plazo	344,79
A corto plazo	180,15
Tesorería e inversiones financieras temporales	35,52
Deuda neta	**489,42**

La deuda a largo plazo representa el 66% del total de la deuda financiera.
Por monedas, un 66% de la deuda está denominada en euros y el resto en dólares.
Asimismo, la práctica totalidad de la deuda financiera está indiciada a tipo de interés variable.

A 30 de junio la relación de deuda neta sobre capitalización bursátil era del 28,3%.

ESTADO DE FLUJOS DE FONDOS

Millones de euros	30/06/2003	30/06/2002
EBIT	**64,71**	**59,48**
Amortizaciones	38,58	34,09
Variación de circulante no financiero	(74,08)	(149,34)
Inversiones	(50,72)	(57,47)
Flujo de caja libre	**(21,51)**	**(113,24)**
Resultado financiero	(3,21)	(17,29)
Resultado extraordinario	0,78	6,74
Dividendos	(18,71)	(18,71)
Impuestos	(18,91)	23,88
Otros	7,98	4,46
VARIACIÓN DEUDA NETA	**53,57**	**114,16**

La variación del circulante no financiero obedece a la estacionalidad de los negocios del grupo donde a 30 de junio Santillana explica la mayor parte de la variación debido a su calendario de campañas de educación. No obstante, es importante destacar la mejora experimentada respecto al mismo período del ejercicio anterior.

El mayor resultado operativo obtenido junto con la mejora en la variación del circulante no financiero ha contribuido a mejorar significativamente la generación de flujo de caja libre respecto al mismo período del ejercicio anterior.

EVOLUCION POR UNIDADES DE NEGOCIO

Los aspectos a resaltar de la evolución de las unidades de negocio durante el primer semestre del ejercicio se muestran a continuación:

- El EBIT de **El País** se sitúa en 46,05 millones de euros, un 26,5% superior al registrado en el mismo periodo de 2002, con un fuerte incremento de la difusión. Asimismo, el margen de EBIT sobre ventas se sitúa en 29,2%.

- Los ingresos de la **Radio en España** crecen un 3,8% y el resultado de explotación (EBIT) mejora un 2,4% a pesar de la atonía del mercado publicitario.

- **Buen comportamiento de las campañas de venta de libros de texto en Latam en moneda local.** Al igual que en el ejercicio anterior se ha producido un adelanto de las ventas institucionales en México al segundo trimestre del año.

- **Prensa Especializada y Regional obtiene un resultado positivo en el EBIT.** El diario deportivo **As** incrementa su difusión media diaria un 23,7% hasta alcanzar 206.274 ejemplares.

- **Las TV locales** mejoran su resultado operativo significativamente, dado el buen comportamiento de la publicidad local y las mayores ventas de programación.

- **Importante mejora operativa en el área internacional.**

- **El negocio de impresión** sigue afectado por el impacto de un entorno difícil, con caídas de precios y actividad.

INGRESOS Millones de euros	ACUMULADO JUNIO 2003	2002	Var %
El País	157,91	152,77	3,4
Prensa Espec y Regional	58,65	52,81	11,1
Radio	99,19	95,52	3,8
TV locales	11,24	7,45	50,9
Medios Internacional	23,22	14,20	63,5
Educación y Formación	149,60	167,48	(10,7%)
Prisacom	5,97	6,94	(14,0%)
Ocio y Entretenimiento	52,28	20,58	-
Impresión	57,24	50,29	13,8
GDM	43,08	42,93	0,4
Distribución	102,26	83,68	22,2
Otros	9,75	9,08	7,4
Ajustes de consolidación	(121,94)	(104,62)	16,5
TOTAL	**649,01**	**599,11**	**8,3**

EBIT Millones de euros	ACUMULADO JUNIO 2003	2002	Var %
El País	46,05	36,40	26,5
Margen EBIT	**29,2%**	**23,8%**	
Prensa Espec. y Regional	1,23	(1,92)	-
Margen EBIT	**2,1%**	**(3,6%)**	
Radio	20,20	19,73	2,4
Margen EBIT	**20,4%**	**20,7%**	
TV local	(5,35)	(6,86)	22,0
Margen EBIT	**(47,6%)**	**(92,1%)**	
Medios Internacional	(1,84)	(3,89)	52,7
Margen EBIT	**(7,9%)**	**(27,4%)**	
Educación y Formación	12,44	19,06	(34,7)
Margen EBIT	**8,3%**	**11,4%**	
Prisacom	(5,02)	(5,23)	4,0
Margen EBIT	**(84,1%)**	**(75,4%)**	
Ocio y Entretenimiento	(5,36)	(2,73)	(96,3)
Margen EBIT	**(10,2%)**	**(13,3%)**	
Impresión	3,91	5,60	(30,2)
Margen EBIT	**6,8%**	**11,1%**	
GDM	2,68	3,00	(10,7)
Margen EBIT	**6,2%**	**7,0%**	
Distribución	0,38	0,19	100
Margen EBIT	**0,4%**	**0,2%**	
Ajustes y Otros	(4,61)	(3,88)	18,8
TOTAL	**64,71**	**59,47**	**8,8**
Margen	**9,97%**	**9,93%**	**0,4**

EL PAÍS

Millones de euros	ACUMULADO JUNIO 2003	2002	Var %
Total Ingresos explotación	157,91	152,77	3,4
Total gastos explotación	111,86	116,37	(3,9)
EBIT %/Ventas	46,05 29,2%	36,40 23,8%	26,5
EBITDA	52,71	41,83	26,0

Ingresos de publicidad


MN €
150,0
100,0
50,0
0,0
87,3
83,8
2002
2003

Ingresos de circulación


MN €
90,0
80,0
70,0
60,0
50,0
40,0
30,0
20,0
10,0
0,0
62,7
68,0
2002
2003

El País ha incrementado su fortaleza y rentabilidad durante el primer semestre de 2003, con un excelente comportamiento de los ingresos de circulación, que aumentan un 8,4% y una significativa contención de los gastos que ha llevado a mejorar en un 26,5% el resultado de explotación, alcanzando un margen de EBIT sobre ventas del 29,2%.

-Los ingresos publicitarios disminuyen un 3,9% respecto al mismo periodo del año anterior. No obstante, la evolución de los ingresos publicitarios de El País superó el comportamiento del mercado publicitario de la prensa nacional en España, que según estimaciones del sector, ha experimentado una caída del 10 %.

-Los ingresos por circulación experimentan un crecimiento del 8,4%, debido fundamentalmente al importante crecimiento experimentado en la difusión. El éxito de las promociones llevadas a cabo en lo que va de año ("Un país de cine"-45 DVD's de cine español- , "Los discos de tu vida" -25 CD's de música española y"España sello a sello") han contribuido a dicho comportamiento.

Las difusiones tanto del **diario** como del suplemento **El Pais Semanal (EPS)** muestran un importante crecimiento en el período enero-junio:

	Enero-Junio 2003	Enero-Junio 2002	Variación %
Diario El País	**468.994**	**444.602**	**5,5**
El País Semanal	**828.683**	**735.217**	**12,7**

Asimismo, el hecho de que la subida en el precio de careta de 0,9€ a 1€ tuviera lugar el 4 de marzo de 2002, ha tenido un efecto positivo en la comparación interanual.

Las promociones realizadas a la fecha han supuesto un margen de 2,3 millones de euros.

Los gastos por consumo de papel han disminuido un 5,7% con respecto al mismo periodo del ejercicio anterior debido a una mejora de los precios, y a pesar del incremento de las tiradas.

Los **gastos por servicios exteriores** han disminuido un 4,7%.

Consecuentemente el **EBIT** mejora en un 26,5% hasta los 46,05 millones de euros, y el **margen de EBIT sobre ventas** se sitúa en el 29,2%, frente al 23,8% de 2002.

PRENSA ESPECIALIZADA Y REGIONAL

Millones de euros	ACUMULADO JUNIO 2003	2002	Var %
Total Ingresos explotación	**58,65**	**52,81**	**11,1**
Total gastos explotación	**57,42**	**54,73**	**4,9**
EBIT **%/Ventas**	**1,23** **2,1%**	**(1,92)** **(3,6%)**	**-**
EBITDA	**2,64**	**(0,43)**	**-**

Ingresos de explotación



29,0
8,8
9,1
10,9
AS
Cinco Días
Prensa regional
Revistas

Resultado de explotación (EBIT)



2,3
-0,7
0,5
0,6
AS
Cinco Días
Prensa regional
Revistas

El crecimiento de los ingresos que experimentan Diario As y la Prensa regional, junto con el esfuerzo en la contención de gastos, ha permitido que esta unidad de negocio alcance un resultado positivo a nivel de EBIT por primera vez.

- As mejora notablemente sus resultados destacando:

- Un incremento en los **ingresos de circulación** del 23,2%. En el acumulado a junio su difusión media diaria alcanza los 206.274 ejemplares, frente a los 166.694 del acumulado a junio del ejercicio anterior, lo que supone un incremento del 23,7%.
  Asimismo, el hecho de que el precio de venta de los ejemplares se subiera de 0,75€ a 0,8€ en marzo de 2002 ha contribuido también a que aumenten los ingresos de circulación.

- Un incremento en los **ingresos de publicidad** del 0,4%.

- Una **mejora sustancial del EBIT**, que crece un 28% hasta los 2,34 millones de euros.

- La difusión media diaria alcanzada por **Cinco Días** ha sido de 24.523 ejemplares, frente a los 26.134 ejemplares del ejercicio anterior.

Los ingresos publicitarios de Cinco Días han experimentado una caída del 8,3%.

- La Prensa Regional obtiene un EBIT de 0,49 millones de euros frente a las pérdidas operativas de 2,74 millones de euros negativos del ejercicio anterior. Esta sustancial mejora obedece a los mayores ingresos publicitarios y de circulación con crecimientos del 47,4% y del 21,1% respectivamente, al esfuerzo en el ahorro de gastos, que disminuyen un 10% y a la venta de Nuevo Diario de Valladolid S.A que a la misma fecha en el ejercicio 2002 aportaba unas pérdidas operativas de 1 millón de euros.

En el acumulado a junio, la difusión media diaria de la prensa regional asciende a 29.834 ejemplares frente a 25.816 en el mismo periodo de 2002, un 16% más.

Con fecha 30 de junio de 2003 se comunicó la venta a Ical Mediatel, S.L, del 60% de las acciones de Nuevo Diario de Valladolid, S.A, Dicha operación se enmarca en el proceso de reorganización del negocio de la prensa regional y ha generado unas plusvalías contables de 1,2 millones de euros.

RADIO

Millones de euros	ACUMULADO JUNIO 2003	2002	Var %
Total Ingresos explotación	**99,19**	**95,52**	**3,8**
Total gastos explotación	**78,99**	**75,79**	**4,2**
EBIT **%/Ventas**	**20,20** **20,4%**	**19,73** **20,7%**	**2,4**
EBITDA	**22,66**	**22,03**	**2,9**

L**os ingresos de explotación** de la radio en España se han incrementado un 3,8%. La posición de liderazgo del Grupo en este soporte le ha permitido mejorar el comportamiento del mercado.

En cuanto a **audiencia**, la segunda ola del EGM confirmó una vez más el liderazgo de la **SER** tanto en radio convencional como en radiofórmulas. De forma especial destacó que, en radio convencional, la **SER** batiera un nuevo record de audiencia de la radio española con 5.200.000 oyentes, 216.000 más oyentes que en la primera ola de 2003.

La cuota de audiencia de los principales grupos radiofónicos en España (excluyendo RNE) tanto en el formato convencional como en las radiofórmulas, es así:

Fórmula convencional


COPE
19%
ONDA CERO
24%
SER
57%

Radiofórmulas


COPE
11%
SER
67%
ONDA CERO
17%

TV LOCALES

Millones de euros	ACUMULADO JUNIO 2003	2002	Var %
Total Ingresos explotación	11,24	7,45	50,9
Total gastos explotación	16,59	14,31	15,9
EBIT **%/Ventas**	(5,35) (47,6%)	(6,86) (92,1%)	22,0
EBITDA	(4,10)	(5,57)	26,4

El negocio de las televisiones locales continúa afianzándose en su sector. Diversas iniciativas legales indican la mejora y consolidación del marco regulatorio que hará posible el desarrollo del sector.

Las principales fuentes de ingresos de esta unidad de negocio se concentran en la venta de programación y en la venta de publicidad, que representan un 46% y un 38% respectivamente del total de ingresos.

Ingresos de publicidad


10,0
8,0
6,0
4,0
2,0
0,0
-2,0
2,3
4,3
2002
2003

Ventas de programación


10,0
8,0
6,0
4,0
2,0
0,0
-2,0
0,9
5,1
2002
2003

El favorable comportamiento de la publicidad local, las mayores ventas de programación y el cambio en el método de consolidación de la Sociedad Canaria de Televisión Regional, que anteriormente se consolidaba por puesta en equivalencia y ha pasado a consolidarse por integración proporcional al tener la gestión de la misma, son las principales razones que explican el crecimiento de los ingresos y la mejora a nivel operativo.

Excluyendo la aportación de la Sociedad Canaria de Televisión Regional, los ingresos de publicidad y las ventas de programación crecerían un 59% y un 52% respectivamente y el resultado de explotación mejoraría en un 14%.

MEDIOS INTERNACIONAL

Millones de euros	ACUMULADO JUNIO 2003	2002	Var %
Total Ingresos explotación	**23,22**	**14,20**	**63,5**
Total gastos explotación	**25,06**	**18,09**	**38,5**
EBIT **%/Ventas**	**(1,84)** **(7,9%)**	**(3,89)** **(27,4%)**	**52,7**
EBITDA	**0,40**	**(2,30)**	**-**

Esta unidad comprende los negocios de **Participaciones de Radio Latinoamericanas** en Chile, Costa Rica, EEUU, Francia y Panamá, **Grupo Caracol** en Colombia, **Radiópolis** en México e Inversiones Grupo Multimedia e Inversiones de Radiodifusión (IGM/IR) en Bolivia.

Los ingresos y EBIT acumulados a junio de 2003, en millones de euros, de los distintos negocios que forman esta unidad se exponen a continuación:

Ingresos de explotación


12,0
10,0
8,0
6,0
4,0
2,0
0,0
10,8
5,0
3,8
3,3
Caracol
Radiópolis
Participaciones Radio
IGM/IR

EBIT


1,5
1
0,5
0
-0,5
-1
-1,5
-2
1,2
0,2
-1,4
-0,3
Caracol
Radiópolis
Participaciones Radio
IGM /IR

El crecimiento en los ingresos y gastos con respecto al primer semestre de 2002 obedece fundamentalmente a la contribución de **Caracol Radio** que comenzó a consolidarse por integración global en septiembre de 2002, aunque con carácter retroactivo a abril. Por tanto, en las cifras de junio de 2002 no estaba incluida su contribución.

Durante los seis primeros meses de 2003, Caracol ha aportado 10,78 millones de euros de ingresos y 1,15 millones de euros de EBIT a las cifras del Grupo.

Los esfuerzos en la contención de costes y reestructuración del negocio han llevado a que excluyendo la aportación de **Caracol**, el resultado operativo mejore en un 23%. En México, **Radiópolis** ha mejorado significativamente su resultado de explotación pese al impacto de las depreciaciones del peso respecto al euro.

El impacto total de las depreciaciones de moneda en esta unidad de negocio ha supuesto 2 millones de euros menos de ingresos de explotación.

Durante el primer semestre del ejercicio 2003 se ha renovado la programación y contenidos de las emisoras en México y Panamá y se han introducido modificaciones en las de Radio **Caracol** y Chile. El proyecto de **Prisa** para su radio en América incluye la adaptación a las emisoras al otro lado del Atlántico de formatos que ya han demostrado en España su calidad. Actualmente, se están emitiendo en México, Colombia y Chile con una gran acogida y aceptación por la audiencia.

El Grupo tiene intención de reorientar sus inversiones en Bolivia una vez se resuelvan favorablemente los contenciosos que mantiene con grupo Garafulic acerca del principal consorcio de comunicación de ese país. En una subasta notarial, celebrada el 16 de julio de este año, el Grupo Garafulic ha perdido la propiedad de su participación en el principal periódico de Bolivia, el diario La Razón, controlado ahora por Prisa.

EDUCACIÓN Y FORMACIÓN

Millones de euros	ACUMULADO JUNIO 2003	2002	Var %
Total Ingresos explotación	**149,60**	**167,48**	**(10,7)**
Total gastos explotación	**137,16**	**148,42**	**(7,6)**
EBIT **%/Ventas**	**12,44** **8,3%**	**19,06** **11,4%**	**(34,7)**
EBITDA	**27,70**	**34,24**	**(19,1)**

Ingresos 2003 por origen geográfico


ESPAÑA
31%
AMERICA
69%

Ingresos 2002 por origen geográfico


ESPAÑA
23%
AMERICA
77%

En **Santillana**, las cifras del primer semestre recogen las campañas de educación del cono sur, que se suelen producir en el primer trimestre del año, y parte de las ventas institucionales que se realizan en México, que se suelen producir en el segundo trimestre.

A pesar del buen comportamiento en moneda local de las campañas realizadas, los resultados han estado condicionados por las depreciaciones de las monedas de los paises latinoamericanos.

El impacto total de las depreciaciones ha originado 35 millones menos de ingresos y 10 millones menos de resultado de explotación.
Descontando dicho efecto, los ingresos de **Santillana** habrían experimentado un crecimiento del 10% y su resultado de explotación habría mejorado un 18%.

En los seis últimos meses del año quedan por registrarse las campañas de México y España.

OCIO Y ENTRETENIMIENTO

Millones de euros	ACUMULADO JUNIO 2003	2002	Var %
Total Ingresos explotación	**52,28**	**20,58**	**-**
Total gastos explotación	**57,64**	**23,31**	**-**
EBIT **%/Ventas**	**(5,36)** **(10,2%)**	**(2,73)** **(13,3%)**	**(96,3)**
EBITDA	**(2,08)**	**(1,66)**	**(25,3)**

Ingresos de explotación


70,0
60,0
50,0
40,0
30,0
20,0
10,0
0,0
20,6
52,3
2002
2003

Resultado de explotación (EBIT)


2,0
0,0
-2,0
-4,0
-6,0
-8,0
-10,0
-2,7
-5,4
2002
2003

El fuerte incremento producido en los ingresos y gastos obedece en su mayor parte a las siguientes razones:

1- Las promociones que **Gran Vía Musical** realiza para **El País**.
2- El aumento en la venta de discos.
3- El crecimiento de las actividades del grupo relativas a eventos y organización de conciertos.
4- La aportación de la productora audiovisual **Tesela**, que se incorporó al perímetro de consolidación en septiembre de 2002.

El resultado operativo empeora con respecto a 2002 teniendo en cuenta que los ingresos del área de producción se han retrasado en el año 2003 pero se espera que estos mejoren en el último trimestre del año.

PRISACOM

Millones de euros	ACUMULADO JUNIO 2003	2002	Var %
Total Ingresos explotación	**5,97**	**6,94**	**(14,0)**
Total gastos explotación	**10,99**	**12,17**	**(9,7)**
EBIT **%/Ventas**	**(5,02)** **(84,1%)**	**(5,23)** **(75,4%)**	**4,0**
EBITDA	**(3,82)**	**(4,10)**	**6,8**

Los ingresos han caído un 14% debido al comportamiento negativo de los ingresos publicitarios así como a la venta de las sociedades Extrasoftware, C2P y CMIPS.

El excelente comportamiento de los ingresos procedentes de los servicios de movilidad, que se incrementan un 91% en términos interanuales, junto con el esfuerzo en la contención en los gastos, ha permitido compensar la caída de los ingresos, haciendo que las pérdidas operativas disminuyan un 4%.

En noviembre de 2002 El País.es lanzó su nueva edición digital de pago. La nueva versión digital cuenta con información actualizada en tiempo real, infografías animadas, elementos multimedia e interactividad por parte de los usuarios.

El Pais.es cuenta ya con 17.500 suscriptores de pago efectivo y 5.000 abonados más en período de prueba gratuita que pueden acceder a múltiples contenidos y servicios exclusivos.

VENTAS DE PUBLICIDAD EN MEDIOS (GDM)

Millones de euros	ACUMULADO JUNIO 2003	2002	Var %
Total Ingresos explotación	**43,08**	**42,93**	**0,4**
Total gastos explotación	**40,41**	**39,93**	**1,2**
EBIT	**2,68**	**3,00**	**(10,7)**
%/Ventas	**6,2%**	**7,0%**	
EBITDA	**2,90**	**3,19**	**(9,1)**

El mercado publicitario español continúa acusando evidentes síntomas de debilidad. Por soportes, la radio ha continuado siendo el soporte con mayor resistencia a las crisis publicitarias, mientras que por tipo de publicidad, ha sido la publicidad local la que mejor se ha comportado.
La prensa ha continuado sufriendo los efectos de la crisis sobre todo en los periódicos nacionales y en la prensa económica.

Del total de publicidad gestionada por **GDM**, aproximadamente el 41% corresponde a Sogecable y a medios ajenos al grupo

Millones de euros	ACUMULADO JUNIO 2003	2002	Var %
Ventas de publicidad	**43,08**	**42,93**	**0,4**
Compras, consumos y aprov.	**33,04**	**32,62**	**1,3**
Ingresos netos explotación	**10,04**	**10,31**	**(2,6)**

IMPRESIÓN

Millones de euros	ACUMULADO JUNIO 2003	2002	Var %
Total Ingresos explotación	**57,24**	**50,29**	**13,8**
Total gastos explotación	**53,33**	**44,69**	**19,3**
EBIT	**3,91**	**5,60**	**(30,2)**
%/Ventas	**6,8%**	**11,1%**	
EBITDA	**9,45**	**10,72**	**(11,9)**

Los ingresos de explotación han crecido un 13,8% debido a la captación de nuevos clientes de gran volumen en España, y a pesar de que el mercado ha seguido experimentando un entorno difícil, con caídas de precios y actividad. El crecimiento de los costes variables, junto con el aumento de los gastos de amortización derivados de la adquisición de maquinaria nueva, ha conducido a un empeoramiento del resultado operativo.

El desglose de los ingresos de explotación por mercado geográfico (doméstico y exportaciones), así como por la pertenencia o no de los clientes al Grupo Prisa (clientes del Grupo o terceros) ha sido la siguiente:

Clientes del Grupo: 29%



Clientes Terceros: 71%

Exportación: 24%



Nacional: 76%

Grupo PRISA

03 SEP 17 AM 7:21

To: **Mr. Paul Dudek**

Office of International Corporate Finance
Securities Exchange Comission

No. Fax: 1-202-942.96.24

From: **Mr. Miguel Satrústegui**

Promotora de Informaciones, S.A.

No. Fax: 91.330.10.70

Date: 17/09/03

No. of pages (including this one): - 96 - *(Third part: 28 pages including this one)*

Re: Promotora de Informaciones, S.A. (File No. 82-5213)
Information Pursuant to Rule 12g3-2(b)

Dear Sir,

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed the following documentation:

A. Notification of a press release, dated July 17, 2003, regarding the intention expressed by Grupo PRISA to reorientate its investments in Bolivia once it has resolved its dispute with Grupo Garafulic. The notification (in Spanish) is attached as Item 1. An English language press release is attached as Item 2. The English version of the press release was not filed with the CNMV.

B. Notice of significant event (*Comunicación de hecho relevante*), dated July, 23, 2003, regarding the first semi- annual report of the year 2003. The *Comunicación de hecho relevante* (in Spanish) is attached as Item 3. An English language press release regarding the subject matter of the *Comunicación de hecho relevante* is attached as Item 4. The English version of the press release was not filed with the CNMV.

C. Notice of significant event (*Comunicación de hecho relevante*), dated July, 30, 2003, regarding a press release published by the subsidiaries of Prisa in Bolivia. The *Comunicación*

Grupo PRISA

2003 1H results

23rd of July, 2003

FIRST HALF OF 2003

THE EBIT OF GRUPO PRISA INCREASED BY 8.8 % UP TO €65 MILLION

EBITDA came in at €108 million, a 11.4% increase over the same period of the previous year and net income amounted to €34 million

The most relevant issues to highlight concerning the first half results are the following:

- **Substantial growth in the circulation figures** of the main newspapers, which led circulation revenues to increase by 7%, up to €116 million.
- **Advertising figures increased by 5.2%** including the new incorporations. On a like-for-like basis, the advertising revenues would have increased by 0.3%. It is noteworthy the growths experienced at the Radio (+2.5%), Regional Press (+47.4%) and Local TV (+91.0%) business divisions.
- EBIT margin of **El País stood at** 29.2%.
- **Santillana's sales grew in local currency terms** in most of the countries.
- **The Specialised and Regional Press** business division reached a **positive EBIT**. It is worth mentioning the improvements of **As and the regional press**.
- **Operating losses at the Local TV and Internacional Media business divisions decreased** notably.
- **Income before extraordinary items** increased by 49.4% reaching €52 million.

GENERAL

Along the first half of 2003, the performance of Prisa improved significantly: **Revenues increased by 8.3%** up to €649 million and the **operating result (EBIT) grew by 8.8%**.

The rigorous cost-cutting policy implemented in the group, particularly in the new business divisions and El País and Santillana, gave rise to operating improvements in the majority of the business units and contributed to achieving these satisfactory results.

The new business divisions[1] reduced the operating losses by 15% with regard to the same period of the previous year. One of the top priorities for the Group is to reach the break-even in these divisions.

The Group continues with its **disinvestment strategy** in those non-core businesses that either run into losses or are not expected to offer any grow opportunities.
During the first half of 2003, there have been sold the bookshop chain Fausto in Argentina, some information technology systems' companies under the name of Extrasoftware and the regional newspaper Nuevo Diario de Valladolid.

ADVERTISING MARKET

During the first six months of 2003, **the Spanish advertising market** experienced a 0.7% decrease, according to our own estimates. Press underwent the most relevant decrease, mainly due to national and economic press falls.

It is noteworthy the good performance of the local advertising in every Grupo Prisa division.

The Advertising revenues of the Group increased by 5.2% partly due to the **new incorporations**[2], which contributed €11 million in advertising revenues during the first half of 2003.
On a like-for-like basis, the Group advertising revenues would have increased by 0.3%, outperforming the Spanish advertising market.

[1] **New business divisions** include Regional Press, Local TV, Prisacom and Leisure and Entertainment
[2] **New incorporations** include Caracol and the company Sociedad Canaria de Televisión Regional consolidated by proportional integration (40%) for the fist time.

LATIN AMERICA

Outlook for Latin America is becoming more favourable. Within an international context still uncertain, Latin America performance is already improving.

Nevertheless, most of the Latin-American currencies have depreciated against the euro as compared to the same period of the previous year. This has notably affected the figures reached by the group in such region, when converted to euros.

Throughout the first half of 2003, revenues coming from Latin-America reached €127 million, where most of them stem from the publishing business Santillana, whose revenues increased in local currency terms in the majority of the countries where the business is present.

During the first half of the year the impact of the depreciations led to a reduction in revenues and EBIT amounting to €37 million and €10 million respectively. Without this effect, **Group revenues** would have **increased by 15%** and **EBIT** would have **raised 26%**.

MAIN FINANCIAL FIGURES

The main financial figures of Grupo Prisa during the first half of 2003 can be summarized as follows:

€Million	CUMULATIVE TO JUNE 2003	2002	Var %
Revenues	**649.01**	**599.11**	**8.3**
EBITDA	**107.97**	**96.93**	**11.4**
EBIT	**64.71**	**59.47**	**8.8**
Financial Result	(3.21)	(17.29)	81.4
Equity Method Result	(1.71)	0.53	-
Goodwill Amortization	7.50	7.70	(2.6)
Income before extraordinary items	**52.29**	**35.01**	**49.4**
Extraordinary Result	0.78	6.74	(88.4)
Pre-Tax Profit	**53.07**	**41.75**	**27.1**
Taxes over profits	18.90	(23.88)	-
Minority Interest	0.52	(0.46)	-
Net Profit	**33.65**	**66.09**	**(49.1)**

BUSINESS PERFORMANCE

Revenues increased by 8.3%, up to €649.01 million, as compared to €599.11 million reached during the first half of 2002.

By business line, revenue breakdown was as follows:

€Million	CUMULATIVE TO JUNE 2003	2002	Var %
Advertising Revenues	243.12	231.22	5.2
Book and Right Sales	145.67	162.99	(10.6)
Newspaper Sales	115.50	107.91	7.0
Printing Services Sales	40.81	32.90	24.0
Music Sales	8.26	7.03	17.5
Other revenues	95.65	57.06	67.6
Total revenues	**649.01**	**599.11**	**8.3**

Advertising revenues increased by 5.2% year-on-year. Caracol was first time consolidated in September 2002, albeit backdated to April of that year, and contributed €10.49 million in advertising revenues during the first half of 2003.

Additionally, the 40% stake in the TV Canaria Regional was first time consolidated by proportional integration and contributed €0.7 million in advertising revenues.
On a like-for-like basis, advertising revenues would have increased by 0.3% year-on-year, outperforming the Spanish advertising market in every media channel in which Prisa is present.

Regarding the advertising performance by divisions, it is worth mentioning the significant growths in:

1- **Radio** (+2.5%), thereby confirming the resilience of this media channel to the advertising market crisis.

2- The **Regional Press** (+47.4%) and **Local TV** (+91%), new business divisions that without reaching very significant figures yet, recorded a positive performance, showing the potential of growth in the local market.

<u>Book & Right sales</u> dropped by 10.6%, down to €145.67 million. The depreciation of the currencies of the Latin American countries where Santillana operates is reflected in these figures, and conditioned the drop.

Without the effect of the depreciations, which led book and right sales to decline by €35 million, book & right sales would have increased by 10.6%.

<u>Magazine and Newspaper sales</u> experienced an increase of 7% reaching €116million.

Circulation figures of the main newspapers and magazines of the group **increased notably** as it can be seen below:


EL PAIS
444,602
+5.5%
468,994
5 DIAS
-6.2%
26,134
AS
166,694
+23.7%
206,274

Grupo PRISA

To: **Mr. Paul Dudek**

Office of International Corporate Finance
Securities Exchange Comission

No. Fax: 1-202-942.96.24

From: **Mr. Miguel Satrústegui**

Promotora de Informaciones, S.A.

No. Fax: 91.330.10.70

Date: 17/09/03
No. of pages (including this one): - 96 - *(Third part: 28 pages including this one)*

Re: Promotora de Informaciones, S.A. (File No. 82-5213)
Information Pursuant to Rule 12g3-2(b)

Dear Sir,

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed the following documentation:

A. Notification of a press release, dated July 17, 2003, regarding the intention expressed by Grupo PRISA to reorientate its investments in Bolivia once it has resolved its dispute with Grupo Garafulic. The notification (in Spanish) is attached as Item 1. An English language press release is attached as Item 2. The English version of the press release was not filed with the CNMV.

B. Notice of significant event (*Comunicación de hecho relevante*), dated July, 23, 2003, regarding the first semi- annual report of the year 2003. The *Comunicación de hecho relevante* (in Spanish) is attached as Item 3. An English language press release regarding the subject matter of the *Comunicación de hecho relevante* is attached as Item 4. The English version of the press release was not filed with the CNMV.

C. Notice of significant event (*Comunicación de hecho relevante*), dated July, 30, 2003, regarding a press release published by the subsidiaries of Prisa in Bolivia. The *Comunicación*

Grupo PRISA

2003 1H results

23rd of July, 2003

FIRST HALF OF 2003

THE EBIT OF GRUPO PRISA INCREASED BY 8.8 % UP TO €65 MILLION

EBITDA came in at €108 million, a 11.4% increase over the same period of the previous year and net income amounted to €34 million

The most relevant issues to highlight concerning the first half results are the following:

- **Substantial growth in the circulation figures** of the main newspapers, which led circulation revenues to increase by 7%, up to €116 million.
- **Advertising figures increased by 5.2%** including the new incorporations. On a like-for-like basis, the advertising revenues would have increased by 0.3%. It is noteworthy the growths experienced at the Radio (+2.5%), Regional Press (+47.4%) and Local TV (+91.0%) business divisions.
- EBIT margin of **El Pais stood at** 29.2%.
- **Santillana's sales grew in local currency terms** in most of the countries.
- **The Specialised and Regional Press** business division reached a **positive EBIT**. It is worth mentioning the improvements of **As and the regional press**.
- **Operating losses at the Local TV and Internacional Media business divisions decreased** notably.
- **Income before extraordinary items** increased by 49.4% reaching €52 million.

GENERAL

Along the first half of 2003, the performance of Prisa improved significantly: **Revenues increased by 8.3%** up to €649 million and the **operating result (EBIT) grew by 8.8%**.

The rigorous cost-cutting policy implemented in the group, particularly in the new business divisions and El País and Santillana, gave rise to operating improvements in the majority of the business units and contributed to achieving these satisfactory results.

The new business divisions[1] reduced the operating losses by 15% with regard to the same period of the previous year. One of the top priorities for the Group is to reach the break-even in these divisions.

The Group continues with its **disinvestment strategy** in those non-core businesses that either run into losses or are not expected to offer any grow opportunities.
During the first half of 2003, there have been sold the bookshop chain Fausto in Argentina, some information technology systems' companies under the name of Extrasoftware and the regional newspaper Nuevo Diario de Valladolid.

ADVERTISING MARKET

During the first six months of 2003, **the Spanish advertising market** experienced a 0.7% decrease, according to our own estimates. Press underwent the most relevant decrease, mainly due to national and economic press falls.

It is noteworthy the good performance of the local advertising in every Grupo Prisa division.

The Advertising revenues of the Group increased by 5.2% partly due to the **new incorporations**[2], which contributed €11 million in advertising revenues during the first half of 2003.
On a like-for-like basis, the Group advertising revenues would have increased by 0.3%, outperforming the Spanish advertising market.

[1] **New business divisions** include Regional Press, Local TV, Prisacom and Leisure and Entertainment
[2] **New incorporations** include Caracol and the company Sociedad Canaria de Televisión Regional consolidated by proportional integration (40%) for the fist time.

LATIN AMERICA

Outlook for Latin America is becoming more favourable. Within an international context still uncertain, Latin America performance is already improving.

Nevertheless, most of the Latin-American currencies have depreciated against the euro as compared to the same period of the previous year. This has notably affected the figures reached by the group in such region, when converted to euros.

Throughout the first half of 2003, revenues coming from Latin-America reached €127 million, where most of them stem from the publishing business Santillana, whose revenues increased in local currency terms in the majority of the countries where the business is present.

During the first half of the year the impact of the depreciations led to a reduction in revenues and EBIT amounting to €37 million and €10 million respectively. Without this effect, **Group revenues** would have **increased by 15%** and **EBIT** would have **raised 26%**.

MAIN FINANCIAL FIGURES

The main financial figures of Grupo Prisa during the first half of 2003 can be summarized as follows:

€Million	CUMULATIVE TO JUNE 2003	2002	Var %
Revenues	**649.01**	**599.11**	**8.3**
EBITDA	**107.97**	**96.93**	**11.4**
EBIT	**64.71**	**59.47**	**8.8**
Financial Result	(3.21)	(17.29)	81.4
Equity Method Result	(1.71)	0.53	-
Goodwill Amortization	7.50	7.70	(2.6)
Income before extraordinary items	**52.29**	**35.01**	**49.4**
Extraordinary Result	0.78	6.74	(88.4)
Pre-Tax Profit	**53.07**	**41.75**	**27.1**
Taxes over profits	18.90	(23.88)	-
Minority Interest	0.52	(0.46)	-
Net Profit	**33.65**	**66.09**	**(49.1)**

BUSINESS PERFORMANCE

Revenues increased by 8.3%, up to €649.01 million, as compared to €599.11 million reached during the first half of 2002.

By business line, revenue breakdown was as follows:

€Million	CUMULATIVE TO JUNE 2003	2002	Var %
Advertising Revenues	243.12	231.22	5.2
Book and Right Sales	145.67	162.99	(10.6)
Newspaper Sales	115.50	107.91	7.0
Printing Services Sales	40.81	32.90	24.0
Music Sales	8.26	7.03	17.5
Other revenues	95.65	57.06	67.6
Total revenues	**649.01**	**599.11**	**8.3**

Advertising revenues increased by 5.2% year-on-year. Caracol was first time consolidated in September 2002, albeit backdated to April of that year, and contributed €10.49 million in advertising revenues during the first half of 2003.

Additionally, the 40% stake in the TV Canaria Regional was first time consolidated by proportional integration and contributed €0.7 million in advertising revenues.
On a like-for-like basis, advertising revenues would have increased by 0.3% year-on-year, outperforming the Spanish advertising market in every media channel in which Prisa is present.

Regarding the advertising performance by divisions, it is worth mentioning the significant growths in:

1- **Radio** (+2.5%), thereby confirming the resilience of this media channel to the advertising market crisis.

2- The **Regional Press** (+47.4%) and **Local TV** (+91%), new business divisions that without reaching very significant figures yet, recorded a positive performance, showing the potential of growth in the local market.

Book & Right sales dropped by 10.6%, down to €145.67 million. The depreciation of the currencies of the Latin American countries where Santillana operates is reflected in these figures, and conditioned the drop.

Without the effect of the depreciations, which led book and right sales to decline by €35 million, book & right sales would have increased by 10.6%.

Magazine and Newspaper sales experienced an increase of 7% reaching €116million.

Circulation figures of the main newspapers and magazines of the group **increased notably** as it can be seen below:


EL PAIS
444,602
+5.5%
468,994
1H 2002
1H 2003
5 DIAS
-6.2%
26,134
24,523
1H 2002
1H 2003
AS
+23.7%
166,694
206,274
1H 2002
1H 2003
REGIONAL PRESS
+15.6%
25,816
29,834
1H 2002
1H 2003
CINEMANIA
+95.9%
37,860
74,151
1H 2002
1H 2003
ROLLING STONE
+22.8%
37,750
46,368
1H 2002
1H 2003

Despite the printing market continued to undergo a complex environment, with overall downfalls in both, activity and prices, **the printing services sales** rose by 24%, namely due to the gaining of new clients in Spain.

Music sales experienced an increase of 17.5%.

Other operating revenues increased by 67.6% mainly due to the higher revenues coming from promotions. Additionally, the higher programming sales in the Local TV business division, the higher revenues of Prisacom, stemming from sales of content to mobile telephony companies, as well as the audiovisual rights and programming sales of the audiovisual producer Tesela, contributed this growth.

Revenue breakdown by business line could be depicted as follows:


22%
18%
23%
27%
18%
16%
Advertising
Books and Rights
Newspapers
Others
January-June 2003
January-June 2002

Geographic breakdown of revenues during the first half of 2003 and 2002 was the following:


1H 2003
22%
78%
Spain
International


1H 2002
27%
73%
Spain
International

The lower international contribution is explained by the depreciations of the Latin American currencies against the euro. Around 74% of the Group's international revenues came from the publishing business division, Santillana, 16% stemmed from the International Media business division, whereas the remaining 10% corresponded to the Printing unit.

__EBITDA__ came in at €107.97million, increasing by 11.4% with respect to the same period of the previous year.

__EBIT__ amounted to €64.71 million, as compared to €59.47 million reached in the first half of 2002, which demonstrates a 8.8% increase and it is mainly due to:

- **The significant operating improvements experienced by El País and Radio,** as a result of the good performance of revenues, above the Spanish market, and the important cost-cutting measures.
- **Reduction of operating losses** in the new business divisions of **International Media and Local TV.**
- **Significant improvements at the Specialised Press.**

All this allowed the Company to offset the impact of the depreciations of the Latin American currencies against the euro in the Santillana accounts, the negative contribution of the Music division and the printing business, whose market continued to face a complex environment.

__The financial result__ improved substantially due to the positive differences of the exchange rate.

The equity method result, mainly included the stakes in Sogecable, Antena 3 Radio and Iberbanda, which was included in the scope of consolidation for the first time in 2003, contributing a €3.4 million loss.

The **goodwill amortization** declined by 2.6% due to the sale of the company Extrasoftware, the full amortization of the goodwill of Net Languages in 2002, and the lower amortization due to adjustments in the goodwill of Radiopolis.

The **extraordinary result** declined by 88.4%, namely as a consequence of the agreement reached with the Grupo Bavaria in 2002, where it was set an adjustment in the price of the investment carried out by the Grupo Prisa in 1999 in Participaciones de Radio Latinoamericana and Caracol. This agreement resulted in an extraordinary income in 2002 that has not occurred in 2003.

Extraordinary revenues included €10.8 million stemming from the reversion of the provision that took place in Iberbanda, as well as €6.4 million derived from the sale of assets.

During 2002 the Group recorded revenues derived from tax credits corresponding to the 25% of the investments carried out in 2001 in **Moderna**, in Brazil, and **Radiopolis**, in Mexico. As those tax credits finished in 2002 and no new tax credits have been applied during 2003, an **income tax expense** amounted to €18.9 million has arisen, in comparison to €23.9 million revenues registered in 1Q 2002.

Consequently, **net income** reached €33.65 million.

BALANCE SHEET

ASSETS	€ Million 06/30/2003	12/31/2002	06/30/2002
TOTAL FIXED ASSETS	**676.49**	**695.59**	**633.54**
Start-up expenses	17.84	20.40	15.80
Intangible assets	131.55	128.53	110.83
Tangible fixed assets	333.26	338.67	321.81
Long-term financial investments	165.13	180.28	160.38
Treasury stock	28.71	27.71	24.72
GOODWILL IN CONSOLIDATION	**244.53**	**252.36**	**278.63**
DEFERRED CHARGES	**5.27**	**4.06**	**3.98**
CURRENT ASSETS	**667.52**	**549.69**	**680.22**
Inventories	105.66	94.38	102.73
Accounts receivable	507.27	400.76	487.61
Short-term financial investments	15.54	27.10	45.07
Cash	19.98	15.81	27.06
Prepayments	19.00	9.75	17.32
Subscribed shares not paid-in	0.07	1.89	0.43
TOTAL ASSETS	*1,593.81*	*1,501.70*	*1,596.37*

LIABILITIES	€ Million 06/30/2003	12/31/2002	06/30/2002
TOTAL SHAREHOLDERS EQUITY	**629.97**	**619.47**	**610.11**
Capital Stock	21.88	21.88	21.88
Controlling company reserves	574.44	515.53	522.14
Income attributed to the controlling company	33.65	82.06	66.09
MINORITY INTEREST	**27.17**	**31.92**	**22.89**
DEFERRED REVENUES	**22.36**	**20.56**	**8.28**
PROVISIONS FOR CONTINGENCES & EXPENSES	**21.22**	**21.39**	**23.59**
LONG TERM LIABILITIES	**369.45**	**343.49**	**342.60**
Payable to credit entities	344.79	323.31	328.50
Other long-term liabilities	24.66	20.18	14.10
CURRENT LIABILITIES	**523.64**	**464.88**	**588.90**
Payable to credit entities	180.15	155.45	228.72
Trade accounts payable	184.77	168.49	164.78
Other short-term liabilities	152.84	136.17	188.57
Accrual accounts	5.87	4.77	6.83
TOTAL LIABILITIES	*1,593.81*	*1,501.70*	*1,596.37*

INVESTMENTS

Total investments - which include investments in tangible fixed assets and intangible assets as well as long-term financial investments-, during the first half of the year amounted to €50.72 million as opposed to €57.47 million during the same period of the previous year.

Total investments, by business divisions, were the following:

INVESTMENTS 1H 2003	€ Million
Publishing	20.14
Printing	10.16
El País	7.55
Leisure & Entertainment	3.70
Radio	2.22
Others	6.94
Total	**50.72**

NET DEBT

Net debt as of June 30, 2003 amounted to €489.42 million in comparison to €436 million as of December 31, 2002.

NET DEBT 1H 2003	€ Million
Financial debt	524.94
Long Term	344.79
Short Term	180.15
Cash and short term financial investments	35.52
Net debt	**489.42**

Long-term debt accounted for 66% of the total financial debt.
By currency, 66% of the debt was in euros and the rest in dollars.
Additionally, almost 100% of the debt is linked to a floating interest rate.

The ratio net debt to market capitalisation as of June 30 2003 was 28.3%.

CASH FLOW STATEMENT

	06/30/2003	06/30/2002
EBIT	**64.71**	**59.48**
Depreciation & Amortization	38.58	34.09
Change in Working capital items	(74.08)	(149.34)
Investments	(50.72)	(57.47)
Free Cash Flow	**(21.51)**	**(113.24)**
Financial Result	(3.21)	(17.29)
Extraordinary result	0.78	6.74
Dividends paid	(18.71)	(18.71)
Taxes	(18.91)	23.88
Others	7.99	4.46
NET DEBT CHANGE	**53.57**	**114.16**

The working capital change was mainly due to the seasonality of the business divisions. Particularly, Santillana explained most of the change due to the educational campaigns calendar. Nevertheless, it is worth mentioning the improvement experienced with regards to the previous year.

The higher EBIT and the improvement in the working capital change contributed to significantly improving the free cash flow generation in comparison to the previous year.

BUSINESS DIVISIONS PERFORMANCE

The main issues that should be highlighted during the first half of the year are the following:

- EBIT of **El País** increased by 26.5% up to €46.05 million, with circulation figures increasing substantially. In addition, EBIT margin stood at 29.2%.
- **Radio** revenues and EBIT increased by 3.8% and 2.4% respectively, despite the advertising market sluggishness.
- **Good performance of the schoolbook sales in Latin America** in local currency terms. Same as previous year, some of the institutional sales in Mexico have been brought forward, taking place in the second quarter.
- **Specialised and Regional Press posted a positive figure at EBIT level.** The sport newspaper Diario As increased its average daily circulation by 23.7%, up to 206,274 copies.
- Operating losses at the **Local TV** division declined notably, due to the good performance of the local advertising, as well as the higher programming sales.
- **Remarkable operating improvement at the International Media division.**
- **The Printing business** continued to undergo a difficult environment, experiencing overall downfalls in activity and prices.

OPERATING REVENUES	CUMULATIVE TO JUNE		
€ Million	2003	2002	Var %
El País	157.91	152.77	3.4
Spec. & Regional Press	58.65	52.81	11.1
Radio	99.19	95.52	3.8
Local TV	11.24	7.45	50.9
International Media	23.22	14.20	63.5
Education & General Editions	149.60	167.48	(10.7%)
Prisacom	5.97	6.94	(14.0%)
Leisure & entertainment	52.28	20.58	-
Printing	57.24	50.29	13.8
GDM	43.08	42.93	0.4
Distribution	102.26	83.68	22.2
Others	9.75	9.08	7.4
Consolidation Adjustments	(121.38)	(104.62)	16.5
TOTAL	**649.01**	**599.11**	**8.3**

EBIT	CUMULATIVE TO JUNE		
€ Million	2003	2002	Var %
El País	46.05	36.40	26.5
EBIT Margin	**29.2%**	**23.8%**	
Spec. & Regional Press	1.23	(1.92)	-
EBIT Margin	**2.1%**	**(3.6%)**	
Radio	20.20	19.73	2.4
EBIT Margin	**20.4%**	**20.7%**	
Local TV	(5.35)	(6.86)	22.0
EBIT Margin	**(47.6%)**	**(92.1%)**	
International Media	(1.84)	(3.89)	52.7
EBIT Margin	**(7.9%)**	**(27.4%)**	
Education & General Edition	12.44	19.06	(34.7)
EBIT Margin	**8.3%**	**11.4%**	
Prisacom	(5.02)	(5.23)	4.0
EBIT Margin	**(84.1%)**	**(75.4%)**	
Leisure & Entertainment	(5.36)	(2.73)	(96.3)
EBIT Margin	**(10.2%)**	**(13.3%)**	
Printing	3.91	5.60	(30.2)
EBIT Margin	**6.8%**	**11.1%**	
GDM	2.68	3.00	(10.7)
EBIT Margin	**6.2%**	**7.0%**	
Distribution	0.38	0.19	100
EBIT Margin	**0.4%**	**0.2%**	
Adjustments and Others	(4.61)	(3.88)	18.8
TOTAL	**64.71**	**59.47**	**8.8**
Margin	**9.97%**	**9.93%**	**0.4**

EL PAÍS

€ Million	CUMULATIVE TO JUNE 2003	2002	Var %
Operating Revenues	157.91	152.77	3.4
Operating Expenses	111.86	116.37	(3.9)
EBIT %/Sales	46.05 29.2%	36.40 23.8%	26.5
EBITDA	52.71	41.83	26.0

Advertising revenues


€ Million
140,0
120,0
100,0
80,0
60,0
40,0
20,0
0,0
87,3
83,8
1H 2002
1H 2003

Circulation revenues


€ Million
90,0
80,0
70,0
60,0
50,0
40,0
30,0
20,0
10,0
0,0
62,7
68,0
1H 2002
1H 2003

El País improved its soundness and profitability during the first half of 2003. The excellent performance of circulation revenues, which increased by 8.4%, together with the significant cost-cutting initiatives, resulted in an EBIT increase of 26.5%, reaching a margin EBIT of 29.2%.

- **Advertising Revenues**, declined by 3.9% with respect to the same period of the previous year. However, the advertising revenues at El País outperformed the advertising market of the national press in Spain, which according to estimates of the industry, experienced a 10% drop.

- **Circulation revenues,** experienced a growth of 8.4%, due to the substantial increase in the circulation figures. The success of the promotions that took place during the first half of the year ("Un País de Cine – 45 DVD's of Spanish movies- and "Los discos de tu vida" -25 CD's of Music- and "España sello a sello") contributed this performance.

Circulation of both the **daily newspaper** and the Sunday edition, **El País Semanal (EPS)**, increased substantially as it can be seen below:

	January-June 2003	January-June 2002	Var %
Diario El País	**468,994**	**444,602**	**5.5**
El País Semanal	**828,683**	**735,217**	**12.7**

Additionally, the cover price increase from €0.9 to €1 that took place as of March 4 2002 had a favourable effect on the comparison basis.

The promotions that have been carried out during the year resulted in an EBIT increase of €2.3 million.

Despite the increase in the number of copies printed, **the newsprint consumption**, decreased by 5.7% y-o-y, due to lower prices.

In addition, **external services** declined by 4.7%.

Consequently, **EBIT** improved by 26.5%, up to €46.05 million, and **EBIT margin** came in at 29.2%, a remarkable improvement in relation to 23.8% posted in 1H 2002.

SPECIALISED AND REGIONAL PRESS

€ Million	CUMULATIVE TO JUNE 2003	2002	Var %
Operating Revenues	58.65	52.81	11.1
Operating Expenses	57.42	54.73	4.9
EBIT %/Sales	1.23 2.1%	(1.92) (3.6%)	-
EBITDA	2.64	(0.43)	-

Operating revenues


29,0
8,8
9,1
10,9
AS
Cinco Días
Regional press
Magazines

EBIT


2,3
-0,7
0,5
0,6
AS
Cinco Días
Regional press
Magazines

The substantial increase in revenues experienced by the newspaper As and the Regional Press, together with the effort made in the control of the expenses, allowed this division to record a positive EBIT for the first time.

As figures remarkably improved, highlighting the following issues:

- **Circulation revenues** increased by 23.2%. During the first half of 2003 the average daily circulation reached 206,274 copies, in comparison to 166,694 copies reached in the first half of 2002, a 23.7% increase.
  In addition, the comparison basis was easier as the cover price was increased from €0.75 to €0.8 in March 2002.

- **Advertising revenues** increased by 0.4%.

- **A substantial improvement at EBIT level**, which increased by 28%, up to €2.34 million.

The average daily circulation recorded by **Cinco Días** was 24,523 newspapers, as compared to 26,134 copies reached in 2002.

Advertising revenues decreased by 8.3% y-o-y.

Regional Press recorded an EBIT of €0.49 million, as opposed to the negative €2.74 million registered in the previous year. This remarkable improvement is namely explained by higher advertising and circulation revenues, which increased by 47.4% and 21.1% respectively, as well as to the cost control initiatives – operating expenses declined by 10% - and the sale of Nuevo Diario de Valladolid, S.A., which recorded €1 million operating losses as of June 2002.

The average daily circulation of the regional press during the first half of the year amounted to 29,834 copies, as compared to 25,816 copies during the same period of the previous year.

As of June 30, 2003, it was communicated the sale of the 60% stake in Nuevo Diario de Valladolid, S.A., to Ical Mediatel, S.L. The aforementioned transaction is in line with the restructuring process of the regional press business and generated €1.2 million capital gains.

RADIO

€ Million	CUMULATIVE TO JUNE 2003	2002	Var %
Operating Revenues	99.19	95.52	3.8
Operating Expenses	78.99	75.79	4.2
EBIT	20.20	19.73	2.4
%/Sales	20.4%	20.7%	
EBITDA	22.66	22.03	2.9

Operating revenues of the radio business division in Spain increased by 3.8%. The indisputable leadership position of Grupo Prisa in this industry allowed it to outperform the radio market.

Regarding **audience**, EGM's second wave confirmed, once again, the leadership of SER, both in conventional radio and in radio formulas. It is worth mentioning that, in conventional radio, SER beat the record of audience within the Spanish radio industry, with 5,200,000 listeners, 216,000 more than in the first wave of 2003.

The audience share of the main radio groups in Spain (excluding RNE), both in conventional radio and radio formulas, was as follows:

Convencional Format


COPE
19%
SER
57%
ONDA CERO
24%

Radio formulas


OTHERS
5%
COPE
11%
ONDA CERO
17%
SER
67%

LOCAL TV

€ Million	CUMULATIVE TO JUNE 2003	2002	Var %
Operating Revenues	11.24	7.45	50.9
Operating Expenses	16.59	14.31	15.9
EBIT %/Sales	(5.35) (47.6%)	(6.86) (92.1%)	22.0
EBITDA	(4.10)	(5.57)	26.4

The local TV business continues to consolidate its position within the TV industry. Several legal initiatives suggest an improvement and consolidation of the regulatory framework that will make possible the development of the sector.

The main business lines of this division are focused on programming sale and advertising. The former represented 46% of total revenues, while the latter accounted for 38% of revenues.

Advertising Revenues


€ Million
8,0
6,0
4,0
2,0
0,0
2,3
4,3
1H 2002
1H 2003

Programming sales


€ Million
8,0
4,0
0,0
0,9
5,1
1H 2002
1H 2003

The positive performance of the local advertising, the higher programming sales and the change in the consolidation method of the company, Sociedad Canaria de Televisión Regional, previously consolidated by the equity method and now first time consolidated by proportional integration, as Prisa holds the shared management, are the main reasons that explained the noteworthy increase of revenues and the substantial improvement at EBIT level.

Without the contribution of Sociedad Canaria de Televisión Regional, advertising revenues and programming sales would have increased by 59% and 52% respectively, and the operating profit would have increased by 14%.

INTERNATIONAL MEDIA

€ Million	CUMULATIVE TO JUNE 2003	2002	Var %
Operating Revenues	23.22	14.20	63.5
Operating Expenses	25.06	18.09	38.5
EBIT %/Sales	(1.84) (7.9%)	(3.89) (27.4%)	52.7
EBITDA	0.40	(2.30)	-

This business division includes **Participaciones de Radio Latinoamericanas** in Chile, Costa Rica, USA, France and Panama, **Grupo Caracol** in Colombia, **Radiópolis** in Mexico and Inversiones Grupo Multimedia and Inversiones de Radiodifusión (IGM/IR) in Bolivia.

During the first half of 2003, revenues and EBIT, in € million, of the different businesses included in this division were the following:

Operating Revenues


10,8
5,0
3,8
3,3
Caracol
Radiópolis
Participaciones Radio
IGM/IR

EBIT


1,2
0,2
-1,4
-0,3
Caracol
Radiópolis
Participaciones Radio
IGM/IR

The growth of revenues and expenses with regards to 1H 2002 was mainly due to the contribution of Caracol, which was fully consolidated for the first time in September 2002, although retroactively since April. Hence, its contribution was not included in the figures of June 2002.
During the first half of 2003, Caracol contributed €10.78 million in revenues and €1.15 million at EBIT level to the Group's statement of income.

Both, the cost-cutting initiatives and the restructuring of the business division, led EBIT to improve by 23%, without the contribution of **Caracol**. The EBIT of **Radiopolis**

improved substantially despite the effect of the depreciations of the Latin American currencies versus the euro.

The impact of the currency depreciations in this business division resulted in a revenues decline of €2 million.

Additionally, during the first half of 2003 the programming and contents of the broadcasters in Mexico and Panama were renewed. Furthermore, some changes were introduced in the broadcasters of Radio **Caracol** and Chile.
The Prisa project for its radio in America includes the export and adaptation to the American broadcasters of formats that have proved to be very successful in Spain because of its high quality. Currently, they are broadcasting in Mexico, Colombia and Chile and have been warmly welcomed.

The Group aims to reorient its investments in Bolivia, once the litigation with the Grupo Garafulic concerning the main media group in that country, was solved favourably.

Following a notarial auction, hold 16th July of this year, Grupo Garafulic has lost the property of its stake in the main newspaper of Bolivia, the daily newspaper La Razón, now controlled by Prisa.

EDUCATION AND TRAINING

€ Million	CUMULATIVE TO JUNE 2003	2002	Var %
Operating Revenues	149.60	167.48	(10.7)
Operating Expenses	137.16	148.42	(7.6)
EBIT	12.44	19.06	(34.7)
%/Sales	8.3%	11.4%	
EBITDA	27.70	34.24	(19.1)

Geographic breakdown of revenues in 2003


SPAIN
31%
AMERICA
69%

Geographic breakdown of revenues in 2002


SPAIN
23%
AMERICA
77%

Santillana's figures in the first half include the educational campaigns of the Southern cone, which usually occur in the first quarter of the year, and some of the institutional sales in Mexico, which usually take place in the second quarter.

Despite the good performance of the schoolbook campaigns in local currency terms, the results were conditioned by the currency depreciations of the Latin American countries.

The total impact of the depreciations led Santillana's revenues and EBIT to decline by €35 million and €10 million respectively. Stripping out this effect, **Santillana's** revenues and EBIT would have increased by 10% and 18% respectively.

The campaigns in Mexico and Spain will take place in the second half of the year.

LEISURE & ENTERTAINMENT

€ Million	CUMULATIVE TO JUNE 2003	2002	Var %
Operating Revenues	52.28	20.58	-
Operating Expenses	57.64	23.31	-
EBIT %/Sales	(5.36) (10.2%)	(2.73) (13.3%)	(96.3)
EBITDA	(2.08)	(1.66)	(25.3)


Operating revenues
€ Million
70,0
60,0
50,0
40,0
30,0
20,0
10,0
0,0
20,6
52,3
1H 2002
1H 2003


EBIT
€ Million
0,0
-4,0
-8,0
-2,7
-5,4
1H 2002
1H 2003

The remarkable increase in revenues and expenses was mainly due to the following reasons:

1- The promotions that the Music division carried out for El País.

2- The growth in the sales of CD's.

3- The good performance of the group activities related to the organisation of events and concerts.

4- The contribution of the audiovisual producer, Tesela, which was first time consolidated in September 2002.

Operating losses worsened with regards to the same period of the previous year as revenues stemming from the audiovisual production have been delayed in 2003. Nevertheless, these are expected to improve in the last quarter of the year.

PRISACOM

€ Million	CUMULATIVE TO JUNE 2003	2002	Var %
Operating Revenues	5.97	6.94	(14.0)
Operating Expenses	10.99	12.17	(9.7)
EBIT **%/Sales**	(5.02) (84.1%)	(5.23) (75.4%)	4.0
EBITDA	(3.82)	(4.10)	6.8

Revenues decreased by 14%, namely due to the sale of the companies, Extrasoftware, C2P and CMIPS, as well as the negative performance of the advertising revenues.

The excellent performance of the sales of content to mobile telephony companies, which increased by 91% y-o-y, together with the meaningful cost-cutting measures, offset the decline of revenues, driving operating losses to decrease by 4%.

As of November 2002, the site **El Pais.es** launched its new pay-per-view digital edition. This new version offers real time updated information, motion photos, multimedia elements and interactive quality for users.

Currently, the number of paid subscriptions amounts to 17,500. Besides, 5,000 more users are included in a promotion period, what enable them to have free access to a large variety of contents and exclusive services.

MEDIA ADVERTISING SALES (GDM)

€ Million	CUMULATIVE TO JUNE 2003	2002	Var %
Operating Revenues	**43.08**	**42.93**	**0.4**
Operating Expenses	**40.41**	**39.93**	**1.2**
EBIT	**2.68**	**3.00**	**(10.7)**
%/Sales	**6.2%**	**7.0%**	
EBITDA	**2.90**	**3.19**	**(9.1)**

The Spanish advertising market continues to show clear signs of weakness. Radio continued to be the most resilient media channel to advertising crisis, and local advertising was the kind of advertising that recorded the best performance.
On the other hand, press continued to be hit by the adverse economic situation, mainly in both national and financial press.

Approximately 41% of the total advertising managed by **GDM** related to Sogecable and third parties.

€ Million	CUMULATIVE TO JUNE 2003	2002	Var %
Operating revenues	**43.08**	**42.93**	**0.4**
COGS	**33.04**	**32.62**	**1.3**
Net operating revenues	**10.04**	**10.31**	**(2.6)**

PRINTING

€ Million	CUMULATIVE TO JUNE 2003	2002	Var %
Operating Revenues	57.24	50.29	13.8
Operating Expenses	53.33	44.69	19.3
EBIT	3.91	5.60	(30.2)
%/Sales	6.8%	11.1%	
EBITDA	9.45	10.72	(11.9)

Revenues increased by 13.8% mainly due to the gaining of new clients in Spain, despite the printing market continued to face a complex environment in terms of price and activity downfalls. Nevertheless, the growth in the variable costs together with an increase in the depreciation expenses derived from the acquisition of new machinery, led EBIT to decline.

Revenue breakdown by geographic region (both national and exports) and kind of client (Clients of the Group and third parties) was as follows:


Clients of the Group: 29%
Third parties: 71%


Exports: 24%
National: 76%

Grupo PRISA

03 SEP 17 AM 7:21

To: **Mr. Paul Dudek**

Office of International Corporate Finance
Securities Exchange Comission

No. Fax: 1-202-942.96.24

From: **Mr. Miguel Satrústegui**

Promotora de Informaciones, S.A.

SUPPL

No. Fax: 91.330.10.70

Date: 17/09/03
No. of pages (including this one): - 96 - *(Fourth part: 22 pages including this one)*

Re: Promotora de Informaciones, S.A. (File No. 82-5213)
Information Pursuant to Rule 12g3-2(b)

Dear Sir,

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed the following documentation:

A. Notification of a press release, dated July 17, 2003, regarding the intention expressed by Grupo PRISA to reorientate its investments in Bolivia once it has resolved its dispute with Grupo Garafulic. The notification (in Spanish) is attached as Item 1. An English language press release is attached as Item 2. The English version of the press release was not filed with the CNMV.

B. Notice of significant event (*Comunicación de hecho relevante*), dated July, 23, 2003, regarding the first semi- annual report of the year 2003. The *Comunicación de hecho relevante* (in Spanish) is attached as Item 3. An English language press release regarding the subject matter of the *Comunicación de hecho relevante* is attached as Item 4. The English version of the press release was not filed with the CNMV.

C. Notice of significant event (*Comunicación de hecho relevante*), dated July, 30, 2003, regarding a press release published by the subsidiaries of Prisa in Bolivia. The *Comunicación*

Grupo PRISA

2003 FIRST HALF RESULTS

23rd of July

FINANCIAL HIGHLIGHTS

P&L ACCOUNT

(€ million)	1H 2003	1H 2002	% change
Revenues	649	599	8.3
Operating expenses	584	540	8.3
EBITDA	108	97	11.4
EBIT	65	59	8.8
Net Profit before taxes	53	42	27.1
Net Profit	34	66	(49.1)
EBITDA Margin	16.6%	16.2%	
EBIT Margin	10.0%	9.9%	

FINANCIAL HIGHLIGHTS

REVENUES (€ million)

PERFORMANCE



+ 8.3%
599
649
1H 2002
1H 2003

REVENUE SOURCES PERFORMANCE IN 1H 2003 (YoY change)



+5.2%
243
+7%
116
-10.6%
+49.2%
144
Advertising
Newspaper sales
Book sales
Other

ADVERTISING PERFORMANCE

Advertising Revenues 1H 2003


(€ mm)
+5.2%
231
243
50
0
1H 2002
1H 2003

Prisa versus Market (like for like figures)


+0.3%
PRISA
MARKET(*)
-0.7%

(*) Internal estimations

REVENUE BREAKDOWN BY GEOGRAFIC AREA

1H 2003	1H 2002
€649 million	€599 million


INTERNATIONAL 22%
SPAIN 78%


INTERNATIONAL 27%
SPAIN 73%

INTERNATIONAL REVENUES IN 1H 2003

- Santillana: 74%
- International Media: 16%
- Printing: 10%

FINANCIAL HIGHLIGHTS

EBIT


EBIT PERFORMANCE (MN€)
59
+8.8%
65
1H 2002
1H 2003


EBIT BREAKDOWN BY BUSINESS DIVISION (MN€)
1H 2003
65
46
20
12
4
3
1
-2
-4
-5
-5
-5
TOTAL EBIT
EL PAIS
RADIO
PUBLISHING
PRINTING
GDM
SPEC. & REGIONAL PRESS
INTERNATIONAL MEDIA
PRISA & OTHERS
INTERNET
LEISSURE & ENTERTAINMENT
LOCAL TV

INVESTMENTS 1H 2003 (€ million)

Total	50.71
Publishing:	20.14
Printing:	10.16
El País:	7.55
Lesure & Enterteinment	3.70
Radio	2.22
Others:	6.95

FINANCIAL HIGHLIGHTS

DEBT STRUCTURE 1H 2003

TERMS



L/T DEBT: 66%
S/T DEBT: 34%

CURRENCIES



DOLLARS: %
EUROS: %

LEVERAGE RATIOS

Net debt/Market cap: 28.3%

FINANCIAL HIGHLIGHTS

CASH FLOW

	1H03	1H02
EBIT:	**65**	**59**
DEPRECIATION & AMORTIZATION:	39	34
WORKING CAPITAL CHANGE:	(74)	(149)
INVESTMENTS	51	57
FREE CASH FLOW:	**(21)**	**(113)**
TAXES:	(19)	24
FINANCIAL RESULT:	1	7
EXTRAORDINARY RESULT:	(3)	(17)
DIVIDENS	(19)	(19)
OTHER:	8	4
NET DEBT CHANGE:	**53**	**114**



NET DEBT
436
489
2002
1H 2003

EL PAÍS MAIN FIGURES

(€ million)	1H 2003	1H 2002	% change
Revenues	158	153	3.4
Operating expenses	112	116	(3.9)
EBITDA	53	42	26.0
EBIT	46	36	26.5
EBIT Margin	29.2%	23.8%	

EL PAÍS ADVERTISING REVENUES

Advertising Revenues


(€ mm)
50
0
87
-3.9%
84
1H 2002
1H 2003

El País versus national press market


MARKET
EL PAÍS
-10%
-3.9%

EL PAÍS CIRCULATION TREND


Daily Average Circulation (copies)
+5.5%
444,602
468,994
1H 2002
1H 2003
Weekend Average Circulation (copies)
+12.7%
735,217
828,683
1H 2002
1H 2003

BUSINESS DIVISIONS

RADIO MAIN FIGURES

(€ million)	1H 2003	1H 2002	% change
Revenues	99	96	3.8
Operating Expenses	79	76	4.2
EBITDA	23	22	2.9
EBIT	20	20	2.4
EBIT Margin	20.4%	20.7%	
Including A3 Radio			
Revenues	102	96	5.4
EBIT	29	27	7.1
EBIT Margin	29%	28%	

RADIO

Conventional format market share (2003 Second wave EGM)


COPE
19%
GRUPO SER
57%
ONDA CERO
24%

Music format market share (2003 Second wave EGM)


COPE
11%
GRUPO SER
67%
OTHERS
5%
ONDA CERO
17%

EDUCATION & GENERAL EDITIONS MAIN FIGURES

(€ million)	1H 2003	1H 2002	% change
Revenues	150	167	(10.7)
Operating expenses	137	148	(7.6)
EBITDA	28	34	(19.1)
EBIT	12	19	(34.7)
EBIT Margin	8.3%	11.4%	

Excluding depreciation impact

	1H 2003	1H 2002	% change
Revenues	185	167	+10.1
EBIT	22	19	+17.7

SANTILLANA REVENUE BREAKDOWN BY GEOGRAFIC AREA

1H 2003	1H 2002
€150 million	€167 million


OTHER LATAM 31%
MEXICO 25%
BRAZIL 13%
SPAIN & PORTUGAL 31%


OTHER LATAM 34%
MEXICO 24%
BRAZIL 19%
SPAIN & PORTUGAL 23%

SPECIALISED PRESS MAIN FIGURES

(€ million)	1H 2003	1H 2002	% change
Revenues	59	53	11.1
EBITDA	3	(0.4)	-
EBIT	1	(2)	-
EBIT Margin	2.1%	(3.6)%	

STRONG EBIT IMPROVEMENT:


As
Mm €
1.8
+28%
2.4
1H 2002
1H 2003


Regional Press
Mm €
+118%
1H 2002
-2.7
+0.5
1H 2003

DIARIO AS MAIN FIGURES

(€ million)	1H 2003	1H 2002	% change
Revenues	29.0	24.8	17.0
EBITDA	2.9	2.4	18.3
EBIT	2.4	1.8	28.0
EBIT Margin	8.1%	7.4%	


Circulation figures
Copies
+23.7%
166,694
206,274
1H 2002
1H 2003


Advertising growth
Mm €
+0.4%
5.9
5.9
1H 2002
1H 2003

INTERNATIONAL MEDIA MAIN FIGURES

(€ million)	1H 2003	1H 2002	% change
Revenues	23	14	63.5
EBITDA	0.4	(2.3)	-
EBIT	(1.8)	(3.9)	-
EBIT Margin	(7.9)%	(27.4)%	


Revenues by business line
12,0
10,0
8,0
6,0
4,0
2,0
0,0
10.8
5.0
3.8
3.3
Caracol
Radiópolis
Participaciones Radio
Bolivia


Ebit by business line
1,5
1
0,5
0
-0,5
-1
-1,5
-2
1.2
0.2
-1.4
-0.3
Caracol
Radiópolis
Participaciones Radio
Bolivia

OTHER BUSINESS DIVISIONS

- LOCAL TV: Substantial operating improvement due to the excellent performance of local advertising revenues and the remarkable increase of programming sales
- PRISACOM: improvement at EBIT level as a result of a remarkable growth in revenues coming from telephony companies as well as notable cost-cutting initiatives

NOTA INFORMATIVA

En el día de hoy se han reunido las Juntas Ordinarias de Accionistas de Inversiones Grupo Multimedia de Comunicaciones S.A., sociedad propietaria de las empresas editoras de La Razón, Nuevo Día y El Extra y de Inversiones de Radiodifusión S.A., sociedad propietaria de las empresas de televisión de la cadena ATB. Los accionistas representantes de la mayoría del capital social, antes de constituir las Juntas, se vieron obligados a remover a D. Raúl Garáfulic Gutiérrez de sus funciones de presidente de las Juntas, a la vista de su conducta gravemente obstaculizadora del funcionamiento de las mismas, al negarse repetidamente a verificar el quórum y a instalar las respectivas Juntas.

Posteriormente los accionistas representantes de la mayoría del capital social designaron como presidente de las Juntas a D. Juan Herrero Abelló y adoptaron el acuerdo de cesar en sus cargos a todos los miembros de los Directorios y nombrar como directores titulares:

- en Inversiones Grupo Multimedia de Comunicaciones S.A.: a D. Juan Herrero Abelló con la condición de Presidente, a D. Agustín Sagredo Nebreda, a D. Luis Gutiérrez Blanco y a Dña. Maria del Carmen Ballivián, como Secretaria del Directorio; y

- en Inversiones en Radiodifusión S.A. a D. Juan Herrero Abelló, con la condición de Presidente, a D.Luis Villalba, a D. Agustín Sagredo, a D. Javier Torrontegui, a D. Fernando Rojas, a Dña. Patricia Ruíz Pinell, a D. Luis Gutiérrez Blanco y a Dña. Maria del Carmen Ballivián, como Secretaria del Directorio, quedando además vacantes cuatro puestos en este Directorio.

Asimismo, se ha celebrado Junta General Extraordinaria de Inversiones Grupo Multimedia de Comunicaciones S.A., donde se modificaron los estatutos de la Sociedad.

Los nuevos Directorios han tenido también hoy su primera reunión y han acordado remover a Dña. Sandra Garáfulic Lehm de los cargos de Presidenta Ejecutiva y Directora Corporativa Editorial, nombrando nuevo Director Corporativo Editorial a D. Javier Torrontegui.

Con estos cambios se termina una prolongada fase de división interna de las sociedades y se ponen las bases para asegurar un desarrollo estable de La Razón, Nuevo Día, El Extra y ATB, en beneficio de los lectores, teleexpectadores, anunciantes y trabajadores de estos medios de comunicación.

INVERSIONES GRUPO MULTIMEDIA DE COMUNICACIONES S.A.
INVERSIONES EN RADIODIFUSIÓN S.A.